Exhibit 99.3

Management Discussion and Analysis

Contents
About Fortis	1	Cash Flow Requirements	16
Key Developments	2	Cash Flow Summary	17
Performance at a Glance	3	Contractual Obligations	19
The Industry	6	Capital Structure and Credit Ratings	20
Focus on Sustainability	6	Capital Plan	20
Operating Results	8	Business Risks	25
Business Unit Performance	9	Accounting Matters	31
ITC	10	Financial Instruments	34
UNS Energy	10	Long-Term Debt and Other	34
Central Hudson	11	Derivatives	34
FortisBC Energy	11	Selected Annual Financial Information	36
FortisAlberta	11	Fourth Quarter Results	37
FortisBC Electric	12	Summary of Quarterly Results	38
Other Electric	12	Related-Party and Inter-Company Transactions	39
Energy Infrastructure	13	Management's Evaluation of Controls and Procedures	39
Corporate and Other	13	Outlook	40
Non-U.S. GAAP Financial Measures	13	Forward-Looking Information	40
Regulatory Highlights	14	Glossary	42
Financial Position	15	Annual Consolidated Financial Statements	F-1
Liquidity and Capital Resources	16

Dated February 10, 2022

This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the 2021 Annual Financial Statements and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 40. Further information about Fortis, including its Annual Information Form filed on SEDAR, can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for indicated Non-U.S. GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.25 and 1.34 for the years ended December 31, 2021 and 2020, respectively; (ii) 1.26 and 1.27 as at December 31, 2021 and 2020, respectively; (iii) average of 1.26 and 1.30 for the quarters ended December 31, 2021 and 2020, respectively; and (iv) 1.25 for all forecast periods. Certain terms used in this MD&A are defined in the "Glossary" on page 42.

ABOUT FORTIS

Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with revenue of $9.4 billion in 2021 and total assets of $58 billion as at December 31, 2021.

Regulated utilities account for 99% of the Corporation's assets with the remainder primarily attributable to non-regulated energy infrastructure. The Corporation's 9,100 employees serve 3.4 million utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries. As at December 31, 2021, 66% of the Corporation's assets were located outside Canada and 57% of 2021 revenue was derived from foreign operations.

1	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
TOTAL ASSETS AT DECEMBER 31, 2021

Regulated Electric 82%
Regulated Gas 17%
Non-Regulated 1%

Fortis is principally an energy delivery company, with 93% of its assets related to transmission and distribution. The business is characterized by low-risk, stable and predictable earnings and cash flows. Earnings, EPS and TSR are the primary measures of financial performance.

Fortis' regulated utility businesses are: ITC (electric transmission - Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma); UNS Energy (integrated electric and natural gas distribution - Arizona); Central Hudson (electric transmission and distribution, and natural gas distribution - New York State); FortisBC Energy (natural gas transmission and distribution - British Columbia); FortisAlberta (electric distribution - Alberta); FortisBC Electric (integrated electric - British Columbia); Newfoundland Power (integrated electric - Newfoundland and Labrador); Maritime Electric (integrated electric - Prince Edward Island); FortisOntario (integrated electric - Ontario); Caribbean Utilities (integrated electric - Grand Cayman); and FortisTCI (integrated electric - Turks and Caicos Islands). Fortis also holds equity investments in the Wataynikaneyap Partnership (electric transmission - Ontario) and Belize Electricity (integrated electric - Belize).

Non-regulated energy infrastructure consists of BECOL (three hydroelectric generation facilities - Belize) and Aitken Creek (natural gas storage facility - British Columbia).

Fortis has a unique operating model with a small corporate office in St. John's, Newfoundland and Labrador and business units that operate on a substantially autonomous basis. Each utility has its own management team and board of directors, with most having a majority of independent board members, which provides effective oversight within the broad parameters of Fortis policies and best practices. Subsidiary autonomy supports constructive relationships with regulators, policy makers, customers and communities. Fortis believes this model enhances accountability, opportunity and performance across the Corporation's businesses, and positions Fortis well for future investment opportunities.

Fortis strives to provide safe, reliable and cost-effective energy service to customers while focusing on sustainability policies and practices. The Corporation has established delivering a cleaner energy future as its core purpose. In addition, management is focused on delivering long-term profitable growth for shareholders through the execution of its Capital Plan and the pursuit of investment opportunities within and proximate to its service territories.

Additional information about the Corporation's business and reporting units is provided in Note 1 in the 2021 Annual Financial Statements.

KEY DEVELOPMENTS

COVID-19 Pandemic
The Corporation's utilities continue to reliably and safely deliver an essential service during the COVID-19 Pandemic. Developments are monitored and commensurate measures taken, particularly with respect to the health and safety of our employees and the public. The Corporation's utilities are monitoring the impact of the pandemic on commodity prices and the supply chain, and are advancing procurement and hedging activities to mitigate the impact on customer rates. These and other potential impacts of the pandemic, including labour disruption risk, are evaluated and actions are taken to ensure that Fortis and its utilities can continue to provide safe, reliable and cost-effective service while supporting public health.

The Corporation continues to assess economic conditions in its service territories and the associated impacts on: (i) energy sales, particularly for UNS Energy and the Other Electric segment as revenue in these segments is not protected by regulatory mechanisms; (ii) the ability of customers to pay their energy bills and the related impact on Operating Cash Flow; (iii) the progress of regulatory proceedings and the ability to recover costs in a timely manner; and (iv) the execution of the Capital Plan. Except for the delay in TEP's general rate application in 2020, the COVID-19 Pandemic did not have a significant impact on financial performance for the years ended December 31, 2021 and 2020.

2	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
There continues to be uncertainty surrounding the pandemic, particularly with respect to the emergence of new variants of the virus, the long-term efficacy and global distribution of COVID-19 vaccines, the impact of vaccine mandates and isolation requirements on labour availability, potential government action to mitigate public health effects, and disruptions to the global supply chain. Potential financial and operating impacts of the COVID-19 Pandemic on Fortis are discussed under "Business Risks" on page 25.

U.S. Infrastructure Spending and Tax Proposals
In November 2021, the U.S. government approved significant infrastructure spending, including investments in transmission, electrification and economic development, as well as electrical grid resilience. Fortis continues to review the intended spending, as details become available, in order to assess the impact on its business.

The Biden administration has also been drafting significant tax proposals including, amongst other things, amendments to rules associated with international and minimum taxation, the introduction of a transmission investment tax credit, and the extension of clean energy tax credits. Proposals continue to evolve and while it is unknown when legislation incorporating these tax proposals could be enacted, it is currently expected in 2022.

In February 2022, the Department of Finance Canada released draft legislation including a proposal on interest deductibility. The proposal is open for public comment until May 2022 and it is unknown when the legislation may be enacted. In addition, in April 2021, the Canadian federal budget was released which proposed changes in relation to international taxation. There has been no significant update on this proposal, and it is unknown when draft legislation may be available.

Changes in tax legislation could affect the results of operations, financial condition and cash flows of the Corporation. Potential impacts of changes in tax laws are discussed under “Business Risks” on page 25. Fortis will continue to assess the impacts as more details on the U.S. and Canadian tax proposals become available.

PERFORMANCE AT A GLANCE
Key Financial Metrics
($ millions, except as indicated)	2021	2020	Variance
Common Equity Earnings
Actual	1,231	1,209	22
Adjusted (1)	1,219	1,195	24
Basic EPS ($)
Actual	2.61	2.60	0.01
Adjusted (1)	2.59	2.57	0.02
Dividends
Paid per common share ($)	2.0500	1.9375	0.1125
Actual Payout Ratio (%)	78.5	74.5	4.0
Adjusted Payout Ratio (%) (1)	79.2	75.4	3.8
Weighted average number of common shares outstanding (# millions)	470.9	464.8	6.1
Operating Cash Flow	2,907	2,701	206
Capital Expenditures (1)	3,564	4,177	(613)
(1)See "Non-U.S. GAAP Financial Measures" on page 13

Earnings and EPS
Common Equity Earnings increased by $22 million compared to 2020. Growth in Common Equity Earnings was tempered by the unfavourable impact of foreign exchange of $48 million, and significant one-time items recognized in 2020 of $14 million. The significant items in 2020 included an adjustment to ITC's base ROE, partially offset by the finalization of U.S. tax reform. These impacts were partially offset by unrealized mark-to-market gains of $12 million in 2021 on natural gas derivatives at Aitken Creek.

The Corporation delivered earnings growth of $72 million excluding the impact of the above noted items. Operational growth in 2021 reflected: (i) Rate Base growth; (ii) higher earnings in Arizona primarily due to new customer rates at TEP effective January 1, 2021, partially offset by lower sales due to unfavourable weather and higher operating costs; (iii) continued recovery in the Caribbean from economic conditions experienced in 2020 associated with the COVID-19 Pandemic; and (iv) higher sales at FortisAlberta associated with favourable weather, partially offset by a higher effective income tax rate. This growth was partially offset by lower hydroelectric production in Belize, and lower earnings at Aitken Creek due to realized losses on natural gas contracts.

In addition to the above-noted items impacting earnings, the change in EPS reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

3	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Adjusted Common Equity Earnings and Adjusted Basic EPS increased by $24 million and $0.02, respectively. Refer to "Non-U.S. GAAP Financial Measures" on page 13 for a reconciliation of these measures. The changes in Adjusted Basic EPS, including the unfavourable impact of foreign exchange described above, are illustrated in the chart below.
(1)    Primarily reflects Rate Base growth and an adjustment related to interest rate swaps, partially offset by higher non-recoverable expenses
(2)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects Rate Base growth, as well as higher sales due to favourable weather partially offset by a higher effective income tax rate at FortisAlberta
(3)    Includes UNS Energy and Central Hudson. Increase at UNS Energy primarily reflects the impact of new customer rates at TEP partially offset by lower sales driven by unfavourable weather and higher operating costs mainly related to planned generation maintenance. Earnings at Central Hudson reflects the finalization of its general rate application effective July 1, 2021, partially offset by the impact of regulatory mechanisms and higher operating costs
(4)    Primarily reflects higher earnings in the Caribbean, related to the continued recovery from economic conditions in 2020 associated with the COVID-19 Pandemic
(5)    Average foreign exchange rate of 1.25 in 2021 compared to 1.34 in 2020
(6)     Primarily reflects variations in hydroelectric production in Belize associated with rainfall levels, and lower earnings at Aitken Creek due to realized losses on natural gas contracts, as certain contracts were settled in 2021 in consideration of favourable forward curves
(7)    Weighted average shares of 470.9 million in 2021 compared to 464.8 million in 2020

Dividends
Fortis paid a dividend of $0.535 per common share in the fourth quarter of 2021, up 5.9% from $0.505 paid in each of the previous four quarters and in line with the Corporation's dividend guidance. The Actual Payout Ratio was 78.5% in 2021 compared to 74.5% in 2020 and an annual average of 65.9% over the five-year period of 2017 through 2021.

Fortis has increased its common share dividend for 48 consecutive years. In September 2021, Fortis reaffirmed its targeted average annual dividend growth of approximately 6% through 2025.

4	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Growth of dividends and the market price of the Corporation's common shares have together yielded the following TSR.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	21.8	12.1	10.2	12.6
(1)Annualized TSR per Bloomberg, as at December 31, 2021

Operating Cash Flow
The $206 million increase in Operating Cash Flow was due to higher cash earnings, reflecting Rate Base growth and new customer rates at TEP effective January 1, 2021, partially offset by higher operating costs at TEP and an upfront payment received by FortisAlberta in 2020 associated with a long-term energy retailer agreement. Favourable changes in regulatory deferrals due to the timing of flow-through costs in customer rates and lower transmission payments at FortisAlberta also contributed to the increase. The increase was partially offset by the lower U.S.-to-Canadian dollar exchange rate in 2021.

Capital Expenditures
Capital Expenditures were $3.6 billion, broadly consistent with the 2021 Capital Plan. For a detailed discussion of the Corporation's capital expenditure program, see "Capital Plan" on page 20. Capital Expenditures in 2021 were $0.6 billion lower than 2020 primarily due to the timing of costs associated with the construction of the Oso Grande generating facility at UNS Energy, and the impact of the lower average foreign exchange rate.

The Corporation's five-year 2022-2026 Capital Plan of $20.0 billion reflects $1.0 billion of additional capital investment at the Corporation's regulated utilities in comparison to the 2021-2025 Capital Plan disclosed in the 2020 MD&A. The increase largely reflects customer growth, enhancements to transmission reliability and capacity, and investments in cleaner energy. This growth is tempered by $600 million associated with the lower assumed foreign exchange rate of 1.25, down from a rate of 1.32 assumed in the Corporation's previous five-year Capital Plan.

Overall, the COVID-19 Pandemic did not have a material impact on capital expenditures in 2021. While the Corporation does not expect the COVID-19 Pandemic to materially impact its overall five-year Capital Plan, the timing of forecast capital expenditures will continue to be evaluated. Depending on the length and severity of the pandemic, including any impacts of supply chain disruptions, certain planned expenditures may shift within the 2022-2026 Capital Plan. Funding of the Capital Plan is expected to be primarily through Operating Cash Flow, regulated utility debt and common equity from the Corporation's DRIP.

The five-year Capital Plan is expected to increase midyear Rate Base from $31.1 billion in 2021 to $41.6 billion by 2026, representing a five-year CAGR of approximately 6%. Fortis expects this growth in Rate Base will support earnings and dividend growth.

Capital Expenditures and Capital Plan reflect Non-U.S. GAAP financial measures. Refer to "Non-U.S. GAAP Financial Measures" on page 13 and "Capital Plan" on page 20.
Additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with MISO's long-range transmission plan; natural gas resiliency investments in pipelines and LNG infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

5	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
THE INDUSTRY

The North American energy industry’s transformation is accelerating at a rapid pace, driven by the impacts of climate change and the need for a cleaner energy future. This creates a growing need for the development of cleaner energy sources and the deployment of energy conservation measures to preserve the planet for future generations. The goal of carbon emission reduction creates the need for increased innovation, and associated advancements in technology have attracted interest from investors and customers. Renewable generation continues to be a key element in a decarbonized future, with electric transmission seen as a critical enabler of large-scale renewables. Natural gas also continues to be an important part of the energy mix, as supplemental generation to the intermittency of renewables, and as a cost-effective heating source. Longer term, advancements in the use of hydrogen and RNG may also contribute to carbon reduction. Each of these factors, as well as the increasing affordability of cleaner energy, is driving significant investment opportunity in the utility sector.

Energy policies at the federal, state, and provincial levels continue to reflect the rising focus on climate change, with clean energy and carbon reduction goals and initiatives at the forefront. In the U.S., legislation has been approved for significant infrastructure investments, including those in the energy sector involving renewables, transmission and storage. Additional legislation is under consideration, which would further increase the investments required to meet new and aggressive federal carbon reduction goals. With states and provinces also setting ambitious carbon reduction targets, the regulatory and compliance environment continues to evolve and become increasingly complex. These changes are creating opportunities to expand investment in new, renewable generation sources, including solar and wind, as well as transmission infrastructure to interconnect renewable energy sources to the grid. As the amount of renewables grow, investment opportunities in energy storage are also being created, driven by the decreasing costs of energy storage technology. The electrification of the transportation sector is gaining momentum and represents a significant opportunity to reduce GHG emissions while increasing the output and efficiency of the grid. The Corporation's utilities are well positioned and actively involved in pursuing these opportunities which will drive significant investment well into the future.

New technology is stimulating change across all service territories. Energy delivery systems are becoming more intelligent, with upgraded advanced meters, additional grid automation and more capable operational technology, providing utilities with detailed usage data and predictive maintenance information to improve cost efficiency and safety. Energy management capabilities are expanding through emerging storage and demand response systems, and customers have been enabled with options to manage and reduce energy usage and access more affordable distributed generation technology. Grid resilience is growing in importance with the increasing frequency of extreme weather events such as hurricanes, wildfires, tornadoes and storms. As a result, investments in grid hardening and resiliency are increasing in importance to improve the grid’s ability to withstand and recover from these climate events.

Fortis' culture of innovation underlies a continuous drive to find a better way to safely, reliably and affordably deliver the energy and services that customers need. To further advance innovation, Fortis is a partner in the Energy Impact Partners utility coalition, which is a strategic private equity fund that invests in emerging technologies, products, services and business models that are transforming the industry. The Corporation is also involved in the Electric Power Research Institute’s Low Carbon Resources Initiative, along with other major North American utilities. By leveraging these strengths and partnerships, Fortis expects to remain at the forefront of this ever-changing industry.

Meaningful customer engagement is important for utilities as customer expectations change. Customers want to make informed energy choices and become active participants in the delivery of their energy services. They also expect personalized service, customized self-service offerings and more real-time, digital communication. Fortis' utilities are capitalizing on this as an opportunity to provide enhanced customer information systems and digital technologies to improve customer service.

On the security front, with the advent of new and increasing cyber threats to our information and operational technology systems, increased focus and investment on protection and response to these events is an ongoing effort. Upgrades to the physical security environment is also required to keep pace with evolving challenges. All these technological advancements and challenges offer strategic investment opportunities for improving and expanding customer service and enhancing security.

Fortis is positioned to capitalize on evolving industry opportunities. The Corporation's decentralized structure and customer-focused business culture support the efforts required to meet changing customer expectations. Each of the utilities work constructively with regulators and all stakeholders on policy, energy and service solutions, and are an integral partner in all the communities they serve. Fortis is committed to be an industry leader in the clean energy transition.

FOCUS ON SUSTAINABILITY

Fortis is dedicated to being a strong energy partner for its communities by operating in an environmentally and socially responsible manner. Fortis believes that responsible environmental and sustainability management not only creates business value, but it is also good for our customers and the planet.

6	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
To bring focus and accountability to sustainability, oversight is coordinated at the most senior levels of Fortis and is a priority at each of our operating subsidiaries. Sustainability efforts are managed at the utility level to address applicable federal, provincial/state and municipal laws and regulations, which may differ in each service territory. Fortis' Executive Vice-President, Sustainability and Chief Human Resource Officer reports to the President and CEO and collectively they are responsible for enterprise-wide sustainability and stewardship at the executive level. The Board is responsible for risk management oversight and ensuring that business is conducted to meet high standards of environmental and social responsibility. The governance and sustainability committee of the Board is responsible for overseeing governance structure and sustainability programs and practices.

Key aspects of Fortis' sustainability program and practices are outlined below. Additional information may be found in the Corporation's Annual Information Form.

Climate Change and Environmental Matters
Fortis is primarily an energy delivery company with 93% of its assets dedicated to the movement of energy through our wires and natural gas lines. This presents a unique opportunity for Fortis to facilitate the delivery of cleaner energy to its customers and limits its impact on the environment when compared to energy generation-intensive businesses. Although Fortis has limited fossil-fuel generation exposure, it has a plan to transition to more sustainable energy for its customers.

The Corporation's direct GHG emissions come primarily from its generation assets, and largely include fossil fuel-based generation at TEP representing 5% of the Corporation's total assets. Fortis continues to build on its low emissions profile and is committed to achieve its corporate-wide target to reduce carbon emissions by 75% by 2035 from a 2019 base year. Fortis expects to achieve this target through delivering on TEP's plan to reduce carbon emissions, as well as clean energy initiatives across the Corporation's other utilities.

In 2021, Fortis' Scope 1 emissions were 20% lower relative to 2019 levels, equivalent to taking approximately 540,000 vehicles off the road in one year and marking significant progress to our 75% target. Closure of Navajo at TEP in late 2019 as well as recently commissioned renewable projects, such as the 250-MW Oso Grande wind project, the 99-MW Borderlands wind project and the 100-MW Wilmot solar project, have supported our carbon emissions reduction target to date.

The Corporation's environmental statement sets out its commitment to comply with all applicable laws and regulations relating to the protection of the environment, regularly conduct monitoring and audits of environmental management systems, seek feasible, cost-effective opportunities to decrease GHG emissions and increase renewable energy sources. Each operating subsidiary has extensive environmental compliance programs aligned with the ISO 14001 standard, regularly reviews its environmental management systems and protocols, strives for continual performance improvement and sets and reviews its own environmental objectives, targets and programs. Fortis' most recent sustainability update was released in July 2021 and included information on: (i) the Corporation's progress on reducing carbon emissions; (ii) updated sustainability key indicators; (iii) alignment with standards issued by the Sustainability Accounting Standards Board; and (iv) the Corporation's support of the Task Force on Climate-related Financial Disclosures. The Corporation is currently completing a climate scenario analysis to assess the resiliency of our energy delivery businesses with a progress update planned in 2022.

Safety and Reliability
Fortis is an industry leader in safety and reliability, with the Corporation consistently performing above industry averages. Fortis leverages its unique operating model and utility experience to deliver safe and reliable service to its customers and the communities it serves. Senior operational executives from all Fortis utilities meet regularly to share best practices and identify opportunities for collaboration on a range of operational areas including health and safety.

In 2021, $600 million in Capital Expenditures were focused on the delivery of cleaner energy to customers. In addition, in the development of the Corporation's five-year Capital Plan, each of the utilities consider investment required to deliver cleaner energy to customers, strengthen infrastructure, and improve network resiliency, with the intent of maintaining customer reliability, while also mitigating the expected impacts of climate change, such as more frequent and intense weather events, on utility infrastructure. Additional information on the Corporation's Capital Plan can be found in the "Capital Plan" section on page 20.

Customer Service and Community Efforts
Fortis' utilities work closely with their customers and communities to drive enhancements and improve the overall customer service experience. Customer satisfaction targets are established and customer service surveys are completed regularly focusing on customer satisfaction, reliability and accuracy of billing and metering, contact centre services and reliability of energy supply.

Fortis and its utilities consistently look for opportunities for growth, innovation and energy efficiency in the communities served. Regular community engagement through donations to local charities, partnerships with educational institutions, and participation on local boards, amongst other initiatives, enables Fortis to remain a meaningful contributor to our local communities.

7	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Cybersecurity
Fortis' CRMP aims to continually improve information sharing and the culture of security. Fortis has an enterprise-wide CRMP that allows for the identification, measurement, monitoring and management of cybersecurity risks. Further, the Corporation and each of the utilities continually consider investments required in security, in both the corporate and grid environments, during the development of the five-year Capital Plan. Oversight of cybersecurity is the responsibility of Fortis' Vice President, Chief Information Officer and the respective boards and executive committees at Fortis and at each utility.

Human Capital Management
Fortis values its 9,100 employees and recognizes that success is dependent on a strong workforce which is safe, supported and empowered. Fortis has compensation and benefit programs designed to attract and retain talent. Fortis believes that the foundation for a healthy work environment starts with leadership from the most senior levels of the organization and must be reflected throughout the organization. The Corporation has established delivering a cleaner energy future as its core purpose, driven by values embedded at all levels of the organization.

Governance
Fortis has a Code of Conduct which is guided by the Corporation's purpose and values and sets out standards for the ethical conduct of its business, including all of its directors, officers, employees, consultants, contractors and representatives, as applicable. The core principles of the Fortis Code of Conduct apply universally across the organization, with each operating subsidiary adopting its own substantially similar Code. Fortis and its utilities hold regular Code of Conduct employee training and all Fortis employees annually certify compliance.

The Code of Conduct is supported by other policies that outline the behaviour expected from management and employees, including the Anti-Corruption Policy and Respectful Workplace Policy. All Fortis operating subsidiaries have policies in place that uphold the Corporation's values as contained in these policies and demonstrate their commitment to ensuring equal opportunity and providing safe, respectful work environments.

Fortis and each of its operating subsidiaries have a Speak Up Policy to support and facilitate the reporting of conduct that may breach the Code of Conduct or other workplace policies.

Diversity, Equity and Inclusion
The Corporation's Board and Executive Diversity Policy describes the principles and objectives for diversity among the Board and executive leadership, including a commitment to maintaining a Board where at least 40% of independent directors are women. Currently, 50% of the Board and 45% of its executive leadership team are women. 60% of Fortis utilities have either a female president or female board chair. Fortis has also recently introduced a target of two directors identifying as a visible minority or indigenous by 2023.

Advancing diversity, equity and inclusion is a priority at Fortis. The Corporation has a formal Inclusion and Diversity Commitment that applies to all employees at Fortis and its operating subsidiaries. The commitment is supported by a framework built upon three pillars - talent, culture and community. A Diversity, Equity and Inclusion Advisory Council with diverse, senior level representation from across the Fortis organization guides the inclusion and diversity strategy and its implementation.

OPERATING RESULTS
			Variance
($ millions)	2021	2020	FX	Other
Revenue	9,448	8,935	(345)	858
Energy supply costs	2,951	2,562	(77)	466
Operating expenses	2,523	2,437	(107)	193
Depreciation and amortization	1,505	1,428	(52)	129
Other income, net	173	154	—	19
Finance charges	1,003	1,042	(40)	1
Income tax expense	234	231	(14)	17
Net earnings	1,405	1,389	(55)	71

Net earnings attributable to:
Non-controlling interests	111	115	(7)	3
Preference equity shareholders	63	65	—	(2)
Common equity shareholders	1,231	1,209	(48)	70
Net Earnings	1,405	1,389	(55)	71

8	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Revenue
The increase in revenue, net of foreign exchange, was due primarily to: (i) higher flow-through costs in customer rates; (ii) Rate Base growth; (iii) new customer rates, effective January 1, 2021 and higher wholesale sales at TEP; and (iv) higher retail electricity sales, primarily in Western Canada and the Caribbean, partially offset by lower sales in Arizona due to unfavourable weather. The increase was partially offset by a $40 million favourable base ROE adjustment recognized at ITC in 2020 as a result of the May 2020 FERC Decision.

Energy Supply Costs
The increase in energy supply costs, net of foreign exchange, was due primarily to overall higher commodity costs due to pricing and volumes, and the impact of higher wholesale sales at TEP.

Operating Expenses
The increase in operating expenses, net of foreign exchange, was due primarily to: (i) higher flow-through costs, particularly at ITC; (ii) higher operating costs mainly related to planned generation maintenance at UNS Energy; and (iii) general inflationary and employee-related cost increases. The increase was partially offset by lower credit loss expense.

Depreciation and Amortization
The increase in depreciation and amortization, net of foreign exchange, was due to continued investment in energy infrastructure at the Corporation's regulated utilities.

Other Income, Net
The increase, net of foreign exchange, was due primarily to non-service benefit costs and higher mark-to-market gains on total returns swaps associated with share price growth, partially offset by lower equity income from Belize Electricity.

Finance Charges
Finance charges, net of foreign exchange, were consistent with 2020. The impact of higher debt levels to support the Corporation's Capital Plan was largely offset by the benefit of refinancing debt at lower interest rates.

Income Tax Expense
The increase in income tax expense, net of foreign exchange, was driven by: (i) a higher consolidated state tax rate associated with changes in regional sales mix; and (ii) a higher effective income tax rate at FortisAlberta, partially offset by the reversal of a $13 million tax recovery in 2020 resulting from the finalization of U.S. tax reform and associated anti-hybrid regulations.

Net Earnings
See "Performance at a Glance - Earnings and EPS" on page 3.

BUSINESS UNIT PERFORMANCE
Common Equity Earnings			Variance
($ millions)	2021	2020	FX (1)	Other
Regulated Utilities
ITC	426	449	(31)	8
UNS Energy	292	302	(20)	10
Central Hudson	93	91	(4)	6
FortisBC Energy	185	175	—	10
FortisAlberta	141	133	—	8
FortisBC Electric	59	56	—	3
Other Electric (2)	118	112	(2)	8
	1,314	1,318	(57)	53
Non-Regulated
Energy Infrastructure (3)	38	39	—	(1)
Corporate and Other (4)	(121)	(148)	9	18
Common Equity Earnings	1,231	1,209	(48)	70
(1)The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and BECOL is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. The Corporate and Other segment includes certain transactions denominated in U.S. dollars.
(2)Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Caribbean Utilities; FortisTCI; and Belize Electricity
(3)Primarily consists of long-term contracted generation assets in Belize and Aitken Creek in British Columbia
(4)Includes Fortis net corporate expenses and non-regulated holding company expenses

9	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis

ITC			Variance
($ millions)	2021	2020	FX	Other
Revenue (1)	1,691	1,744	(117)	64
Earnings (1)	426	449	(31)	8
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments.

Revenue
The increase in revenue, net of foreign exchange, reflected higher flow-through costs in customer rates and Rate Base growth. The increase was partially offset by a $40 million favourable base ROE adjustment recognized in 2020 as a result of the May 2020 FERC Decision.

Earnings
The increase in earnings, net of foreign exchange, reflected Rate Base growth and an adjustment related to the amortization of interest rate swaps. The increase was partially offset by a $27 million favourable base ROE adjustment as a result of the May 2020 FERC Decision, discussed above, and higher non-recoverable operating expenses related to an increase in stock-based compensation costs due to the Corporation's share price growth.

UNS Energy			Variance
($ millions, except as indicated)	2021	2020	FX	Other
Retail electricity sales (GWh)	10,559	10,920	—	(361)
Wholesale electricity sales (GWh) (1)	6,283	5,843	—	440
Gas sales (PJ)	16	15	—	1
Revenue	2,334	2,260	(147)	221
Earnings	292	302	(20)	10
(1)    Primarily short-term wholesale sales

Sales
The decrease in retail electricity sales was largely due to unfavourable weather as compared to 2020.

The increase in wholesale electricity sales was due primarily to favourable market conditions, including customer demand in the first quarter of 2021 resulting from a severe winter storm in southwestern U.S. in February 2021. Revenue from short-term wholesale sales is primarily credited to customers through regulatory deferral mechanisms and, therefore, does not materially impact earnings.

Gas sales were consistent with 2020.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to: (i) new customer rates effective January 1, 2021 at TEP; (ii) higher wholesale electricity sales reflecting favourable market conditions; (iii) higher transmission revenue; and (iv) the recovery of higher fuel and non-fuel costs through the normal operation of regulatory mechanisms. The increase was partially offset by lower retail electricity sales, discussed above.

Earnings
The increase in earnings, net of foreign exchange, was due to the impact of new customer rates and higher transmission revenue at TEP, partially offset by: (i) higher operating costs mainly related to planned generation maintenance in 2021, including outages at the Springerville and Sundt generating facilities; and (ii) lower retail electricity sales driven by unfavourable weather.

10	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis

Central Hudson			Variance
($ millions, except as indicated)	2021	2020	FX	Other
Electricity sales (GWh)	5,000	4,969	—	31
Gas sales (PJ)	23	23	—	—
Revenue	1,000	953	(60)	107
Earnings	93	91	(4)	6

Sales
Electricity and gas sales were largely consistent with 2020.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to: (i) the flow through of higher energy supply costs driven by higher commodity prices; and (ii) the finalization of Central Hudson's general rate application including an increase in gas and electricity delivery rates with retroactive effect to July 1, 2021, reflecting a return on increased Rate Base assets, the recovery of higher operating and finance expenses, and the recovery of finance charges which had not been billed to customers since the second quarter of 2020. See "Regulatory Highlights" on page 14 for further details. The increase in revenue was partially offset by the normal operation of regulatory mechanisms to be reflected in future customer rates.

Earnings
The increase in earnings, net of foreign exchange, was due primarily to the finalization of Central Hudson's general rate application, partially offset by the operation of regulatory mechanisms, discussed above, as well as higher operating costs.

FortisBC Energy
($ millions, except as indicated)	2021	2020	Variance
Gas sales (PJ)	228	219	9
Revenue	1,715	1,385	330
Earnings	185	175	10

Sales
The increase in gas sales was due primarily to higher consumption by residential and commercial customers due to colder temperatures in the fourth quarter of 2021 as compared to the same period in 2020.

Revenue
The increase in revenue was due primarily to a higher cost of natural gas recovered from customers, Rate Base growth, and the normal operation of regulatory deferrals.

Earnings
The increase in earnings was due primarily to Rate Base growth.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FortisAlberta
($ millions, except as indicated)	2021	2020	Variance
Electricity deliveries (GWh)	16,643	16,092	551
Revenue	644	596	48
Earnings	141	133	8

11	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Deliveries
The increase in electricity deliveries was due to: (i) higher average consumption by residential and small commercial customers due to favourable weather largely in the first and third quarters of 2021; (ii) customer additions; and (iii) higher load from industrial customers.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue and Earnings
The increases in revenue and earnings were due to: (i) Rate Base growth and customer additions; (ii) higher revenue associated with significantly colder and warmer temperatures in the first and third quarters of 2021, respectively; and (iii) higher revenue associated with a long-term energy retailer agreement. The increase in earnings was partially offset by the impact of a higher effective income tax rate associated with lower available tax deductions in 2021 as compared to 2020, and higher operating costs.

FortisBC Electric
($ millions, except as indicated)	2021	2020	Variance
Electricity sales (GWh)	3,460	3,291	169
Revenue	468	424	44
Earnings	59	56	3

Sales
The increase in electricity sales was due primarily to: (i) higher average consumption, as a result of warmer temperatures in the second quarter of 2021 and colder temperatures in the fourth quarter of 2021 compared to the same periods in 2020; and (ii) higher average consumption by commercial and industrial customers due, in part, to the impact of the COVID-19 Pandemic, which resulted in tighter public health restrictions during 2020 as compared to 2021.

Revenue
The increase in revenue was due primarily to: (i) higher electricity sales, partially offset by the normal operation of regulatory deferrals; (ii) Rate Base growth; and (iii) an increase in third-party contract work.

Earnings
The increase in earnings was due primarily to Rate Base growth.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

Other Electric			Variance
($ millions, except as indicated)	2021	2020	FX	Other
Electricity sales (GWh)	9,266	9,175	—	91
Revenue	1,498	1,485	(21)	34
Earnings	118	112	(2)	8

Sales
The increase in electricity sales was due primarily to overall higher average consumption, reflecting the continued recovery from the impacts of the COVID-19 Pandemic in 2020, including the temporary closure of non-essential businesses and lower tourism-related activities in the Caribbean.

Revenue
The increase in revenue, net of foreign exchange, reflected higher sales, the flow through of overall higher energy supply costs, and Rate Base growth.

Earnings
The increase in earnings, net of foreign exchange, primarily reflected the continued recovery of economic conditions in the Caribbean and Rate Base growth, partially offset by lower equity income from Belize Electricity.

12	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis

Energy Infrastructure
($ millions, except as indicated)	2021	2020	Variance
Electricity sales (GWh)	147	229	(82)
Revenue	98	88	10
Earnings	38	39	(1)

Sales
The change in electricity sales reflected variations in hydroelectric production in Belize associated with rainfall levels.

Revenue
The increase in revenue was due to year-over-year changes at Aitken Creek, including unrealized gains associated with mark-to-market accounting of natural gas derivatives partially offset by realized losses on natural gas contracts, as certain contracts were settled in 2021 in consideration of favourable forward curves. The increase in revenue was also partially offset by lower hydroelectric production in Belize.

Earnings
The decrease in earnings was primarily due to lower hydroelectric production in Belize, partially offset by higher earnings at Aitken Creek as discussed above.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

Corporate and Other			Variance
($ millions)	2021	2020	FX	Other
Net expenses	(121)	(148)	9	18

The decrease in net expenses, net of foreign exchange, was due primarily to: (i) the reversal of a $13 million tax recovery in 2020, originally recognized in 2019, resulting from the finalization of U.S. tax reform and associated anti-hybrid regulations; (ii) lower operating expenses; and, (iii) higher mark-to-market gains on total returns swaps associated with share price growth. The decrease was partially offset by a lower income tax recovery resulting from a higher consolidated state tax rate associated with changes in regional sales mix.

NON-U.S. GAAP FINANCIAL MEASURES

Adjusted Common Equity Earnings, Adjusted Basic EPS, Adjusted Payout Ratio and Capital Expenditures are Non-U.S. GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable U.S. GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively. The Actual Payout Ratio calculated using Common Equity Earnings is the most comparable U.S. GAAP measure to the Adjusted Payout Ratio. These adjusted measures reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results.

Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the consolidated statements of cash flows. It also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of this Major Capital Project.

13	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis

Non-U.S. GAAP Reconciliation
($ millions, except as indicated)	2021	2020	Variance
Adjusted Common Equity Earnings, Adjusted Basic EPS and Adjusted Payout Ratio
Common Equity Earnings	1,231	1,209	22
Adjusting items:
Unrealized gain on mark-to-market of derivatives (1)	(12)	—	(12)
May 2020 FERC decision (2)	—	(27)	27
U.S. tax reform (3)	—	13	(13)
Adjusted Common Equity Earnings	1,219	1,195	24
Adjusted Basic EPS (4) ($)	2.59	2.57	0.02
Adjusted Payout Ratio (5) (%)	79.2	75.4	3.8

Capital Expenditures
Additions to property, plant and equipment	3,189	3,857	(668)
Additions to intangible assets	197	182	15
Adjusting item:
Wataynikaneyap Transmission Power Project (6)	178	138	40
Capital Expenditures	3,564	4,177	(613)
(1)    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax expense of $5 million in 2021 (2020 - $nil), included in the Energy Infrastructure segment
(2)    Represents prior period impacts of the May 2020 FERC Decision, net of income tax expense of $11 million, included in the ITC segment
(3)    Represents income tax expense resulting from the finalization of U.S. tax reform and associated anti-hybrid regulations, included in the Corporate and Other segment
(4)     Calculated using Adjusted Common Equity Earnings divided by weighted average common shares of 470.9 million in 2021 (2020 - 464.8 million)
(5)    Calculated using dividends paid per common share of $2.05 in 2021 (2020 - $1.9375) divided by Adjusted Basic EPS
(6)    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment

REGULATORY HIGHLIGHTS

General
The earnings of the Corporation's regulated utilities are determined under COS Regulation, with some using PBR mechanisms.

Under COS Regulation, the regulator sets customer rates to permit a reasonable opportunity for the timely recovery of the estimated costs of providing service, including a fair rate of return on a regulatory deemed or targeted capital structure applied to an approved Rate Base. PBR mechanisms generally apply a formula that incorporates inflation and assumed productivity improvements for a set term.

The ability to recover prudently incurred costs of providing service and earn the regulator‑approved ROE or ROA generally depends on achieving the forecasts established in the rate-setting process. There can be varying degrees of regulatory lag between when costs are incurred and when they are reflected in customer rates.

Transmission operations in the U.S. are regulated federally by FERC. Remaining utility operations in the U.S. and Canada are regulated by state or provincial regulators. Utility operations in the Caribbean are regulated by governmental authorities.

Additional information about regulation and the regulatory matters discussed below is provided in Note 2 in the 2021 Annual Financial Statements. Also refer to "Business Risks - Utility Regulation" on page 25.

Significant Regulatory Developments

ITC
Transmission Incentives: In April 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released in March 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for existing RTO members that have been members longer than three years, like ITC. In June 2021, ITC filed its comments on the supplemental NOPR supporting the continuation of the ROE incentive adder for RTO members. The timeline for FERC to issue a final rule in this proceeding and the likely outcome cannot be determined at this time. Although any potential impact to Fortis remains uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

14	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
UNS Energy
FERC Rate Case: In 2019, FERC issued an order accepting formula transmission rates proposed by TEP, subject to refund following hearing and settlement procedures. A settlement in principle was reached in August 2021, and a settlement agreement including an ROE of 9.79% was filed with FERC in December 2021. Until conclusion of the proceeding, customer rates continue to be charged under the 2019 FERC order and remain subject to refund pending the final order. The timing and outcome of this proceeding remains unknown.

Central Hudson
General Rate Application: In November 2021, the PSC approved a three-year rate plan for Central Hudson with retroactive application to July 1, 2021, including an ROE of 9.0%, and a common equity component of capital structure of 50% declining by 1% annually to 48% in the third rate year. The three-year rate plan also reflects the use of existing regulatory balances and other measures to reduce customer bill impacts, the recovery of finance charges which had not been billed to customers since the second quarter of 2020, as well as initiatives to support New York State's climate goals.

FortisBC Energy and FortisBC Electric
GCOC Proceeding: In January 2021, the BCUC announced the initiation of a GCOC proceeding including a review of the common equity component of capital structure and the allowed ROE. The timing and outcome of this proceeding, including the effective date of any change in the cost of capital for 2022 or beyond, remains unknown.

FortisAlberta
2022 GCOC Proceeding: In March 2021, the AUC concluded the 2022 GCOC proceeding and extended the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2022.

2023 COS Application: The final year of FortisAlberta's second PBR term is 2022. In June 2021, the AUC issued a decision confirming the approach to be adopted by Alberta distribution utilities for the COS rebasing year in 2023. In November 2021, FortisAlberta filed its 2023 COS application and a decision is expected in the third quarter of 2022.

2023/2024 GCOC Proceeding: In January 2022, the AUC initiated proceedings to establish the cost of capital parameters for 2023 and to consider a formula-based approach to setting the allowed ROE for 2024 and beyond. The AUC is considering extending the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2023. Comments on this proposal are due in February 2022 and a decision is expected in the first quarter of 2022. The GCOC proceeding for 2024 and beyond is expected to commence in the third quarter of 2022, with a decision expected in 2023.

Third PBR Term: In July 2021, the AUC issued a decision confirming that Alberta distribution utilities will be subject to a third PBR term commencing in 2024 with going-in rates based on the 2023 COS rebasing. The AUC also initiated a new proceeding to consider the design of the third PBR term. FortisAlberta will submit comments with respect to the design of the third PBR term in 2022 and a decision from the AUC is expected in 2023.

Independent System Operator Tariff Proceeding: In April 2021, the AUC issued a decision confirming that distribution facility owners, such as FortisAlberta, will no longer be permitted to earn a return on AESO contributions made on a prospective basis from the date of the decision. Contributions made prior to that date are not impacted. The decision did not have a material financial impact on the Corporation in 2021 and it is not expected to materially impact future periods. In January 2022, the Alberta Court of Appeal granted a full appeal on this matter. In doing so, the Alberta Court of Appeal also permitted a related appeal regarding the legality of the AUC's AESO customer contribution policy. FortisAlberta will fully participate in the appeal regarding the legality of the AESO customer contribution policy and will closely monitor the preceding related to earned returns on future AESO contributions.

FINANCIAL POSITION

Significant Changes between December 31, 2021 and 2020

Balance Sheet Account	Variance
($ millions)	FX	Other	Explanation
Cash and cash equivalents	(1)	(117)	Reflects the timing of debt issuances, and the related reinvestment in capital and operating requirements.
Accounts receivable and other current assets	(5)	147	Due primarily to the flow through of higher energy supply costs and an increase in the fair value of energy contracts, partially offset by a lower income tax receivable.

15	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis

Significant Changes between December 31, 2021 and 2020

Balance Sheet Account	Variance
($ millions)	FX	Other	Explanation
Other assets	(4)	289	Due primarily to an increase in employee future benefit assets, largely at Central Hudson, driven by higher discount rates.
Property, plant and equipment, net	(156)	1,974	Due to capital expenditures, partially offset by depreciation.
Short-term borrowings	(1)	116	Reflects the issuance of commercial paper at ITC to finance working capital and capital investment requirements.
Accounts payable & other current liabilities	(8)	257	Due to higher energy supply costs at FortisBC Energy and UNS Energy.
Other liabilities	(6)	(184)	Due primarily to a decrease in employee future benefit liabilities driven by higher discount rates.
Regulatory liabilities (current and long-term)	(15)	134	Due to the normal operation of regulatory mechanisms including employee future benefits, largely at Central Hudson, and the fair value of energy contracts at UNS Energy, partially offset by a reduction in deferred income taxes.
Deferred income tax liabilities	(13)	296	Due to higher temporary differences associated with ongoing capital investment.
Long-term debt (including current portion)	(112)	1,080	Reflects debt issuances, partially offset by debt repayments, at Corporate and the regulated utilities, as well as higher borrowings under committed credit facilities.
Shareholders' equity	(82)	673	Due primarily to: (i) Common Equity Earnings for 2021, less dividends declared on common shares; and (ii) the issuance of common shares, largely under the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements

At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's committed credit facility, the operation of the DRIP and issuances of common shares, preference equity and long-term debt. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the total facilities. Approximately $4.6 billion of the total credit facilities are committed with maturities ranging from 2022 through 2026. Available credit facilities are summarized in the following table.

Credit Facilities
As at December 31	Regulated	Corporate
($ millions)	Utilities	and Other	2021	2020
Total credit facilities (1)	3,466	1,380	4,846	5,581
Credit facilities utilized:
Short-term borrowings	(247)	—	(247)	(132)
Long-term debt (including current portion)	(1,019)	(286)	(1,305)	(980)
Letters of credit outstanding	(70)	(45)	(115)	(130)
Credit facilities unutilized	2,130	1,049	3,179	4,339
(1)Additional information about the Corporation's credit facilities is provided in Note 14 in the 2021 Annual Financial Statements

16	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
In April 2021, the Corporation's unsecured $500 million revolving one-year term committed credit facility expired and was not renewed, and in June 2021 the Corporation extended its unsecured $1.3 billion revolving term committed credit facility to July 2026. In October 2021, UNS Energy terminated a US$150 million revolving credit facility and entered into an arrangement with Fortis.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at December 31, 2021, consolidated fixed-term debt maturities/repayments are expected to average $1,209 million annually over the next five years and approximately 75% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In December 2020, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.0 billion. In May 2021, the Corporation issued 7-year $500 million unsecured senior notes at 2.18% and, as at December 31, 2021, $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital in 2022.

Fortis and its subsidiaries were in compliance with debt covenants as at December 31, 2021 and are expected to remain compliant in 2022.

Cash Flow Summary
Summary of Cash Flows
Years ended December 31
($ millions)	2021	2020	Variance
Cash and cash equivalents, beginning of year	249	370	(121)
Cash from (used in):
Operating activities	2,907	2,701	206
Investing activities	(3,488)	(4,132)	644
Financing activities	451	1,327	(876)
Effect of exchange rate changes on cash and cash equivalents	12	(17)	29
Cash and cash equivalents, end of year	131	249	(118)

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 5.

Investing Activities
The decrease in cash used in investing activities reflects higher capital expenditures in 2020, largely related to the Oso Grande generating facility at UNS Energy, as well as the lower U.S.-to-Canadian dollar exchange rate. See "Performance at a Glance - Capital Expenditures" on page 5 and "Capital Plan" on page 20.

Financing Activities
Cash flow related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 16.

17	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis

Debt Financing	Month Issued	Interest Rate (%)	Maturity	Amount ($ millions)		Use of Proceeds
Long-Term Debt Issuances
Year ended December 31, 2021
ITC
Series A secured senior notes (1)	August	2.90	2051	US	75	(2)
UNS Energy
Unsecured senior notes	May	3.25	2051	US	325	(3)(4)
Central Hudson
Unsecured senior notes	March	3.29	2051	US	75	(3)(4)
Unsecured senior notes	October	3.22	2051	US	55	(3)(5)
FortisBC Energy
Unsecured debentures	April	2.42	2031	150		(5)
Maritime Electric
Secured first mortgage bonds	December	3.40	2051	40		(5)
Fortis
Unsecured senior notes	May	2.18	2028	500		(3)(4)(5)

(1)    US$75 million Series B secured senior notes were priced at 3.05% with issuance expected in May 2022
(2)    Fund or refinance a portfolio of eligible green projects
(3)    General corporate purposes
(4)    Repay maturing long-term debt
(5)    Repay credit facility borrowings

In January 2022, ITC issued 30-year US$150 million secured first mortgage bonds at 2.93%. The net proceeds are expected to be used to repay credit facility borrowings, fund or refinance a portfolio of eligible green projects, fund capital expenditures and for other general corporate purposes.

In January 2022, Central Hudson issued 5-year US$50 million unsecured senior notes at 2.37% and 7-year US$60 million unsecured senior notes at 2.59%. The net proceeds are expected to be used to repay maturing long-term debt and for general corporate purposes.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Years ended December 31
($ millions, except as indicated)	2021	2020	Variance
Common shares issued:
Cash (1)	60	58	2
Non-cash (2)	358	116	242
Total common shares issued	418	174	244
Number of common shares issued (# millions)	8.0	3.5	4.5

Common share dividends paid:
Cash	(608)	(786)	178
Non-cash (3)	(356)	(114)	(242)
Total common share dividends paid	(964)	(900)	(64)
Dividends paid per common share ($)	2.0500	1.9375	0.1125
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan. The 2% discount offered on common share issuances under the DRIP was reinstated effective December 1, 2020.
(3)    Common share dividends reinvested under the DRIP

On November 18, 2021 and February 10, 2022, Fortis declared a dividend of $0.535 per common share payable on March 1, 2022 and June 1, 2022, respectively. The payment of dividends is at the discretion of the Board and depends on the Corporation's financial condition and other factors.

18	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis

Contractual Obligations
Contractual Obligations
As at December 31, 2021
($ millions)	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Long-term debt:
Principal (1)	25,482	1,628	1,275	1,750	101	2,595	18,133
Interest	15,859	982	951	892	859	836	11,339
Finance leases (2)	1,202	35	34	34	34	35	1,030
Other obligations (3)	532	168	106	101	36	37	84
Other commitments: (4)
Waneta Expansion capacity agreement	2,525	53	54	55	56	58	2,249
Gas and fuel purchase obligations	2,464	787	446	252	169	121	689
Renewable power purchase agreements	1,918	122	122	122	122	122	1,308
Power purchase obligations	1,783	288	254	194	184	185	678
ITC easement agreement	366	13	13	13	13	13	301
Debt collection agreement	109	3	3	3	3	3	94
Renewable energy credit purchase agreements	87	17	16	11	8	6	29
Other	158	66	7	7	6	4	68
	52,485	4,162	3,281	3,434	1,591	4,015	36,002
(1)Amounts not reduced by unamortized deferred financing and discount costs of $147 million. Additional information is provided in Note 14 in the 2021 Annual Financial Statements.
(2)Additional information is provided in Note 15 in the 2021 Annual Financial Statements
(3)Primarily includes commitments with respect to long-term compensation and employee future benefit arrangements
(4)Represents unrecorded commitments. Additional information is provided in Note 26 in the 2021 Annual Financial Statements

Other Contractual Obligations
The Corporation's regulated utilities are obligated to provide service to customers within their respective service territories. Capital Expenditures are forecast to be approximately $4.0 billion for 2022 and approximately $20.0 billion over the five-year 2022-2026 Capital Plan. See "Capital Plan" on page 20.

Under a funding framework with the Governments of Ontario and Canada, Fortis will contribute a minimum of approximately $155 million of equity capital to the Wataynikaneyap Partnership based on Fortis' proportionate 39% ownership interest and the final regulatory-approved capital cost of the related project. The Wataynikaneyap Partnership has loan agreements in place to finance the project during construction. In the event a lender under the loan agreements realizes security on the loans, Fortis may be required to accelerate its equity capital contributions, which may be in excess of the amount otherwise required of Fortis under the funding framework, to a maximum total funding of $235 million.

Development projects at ITC may result in payments to developers that are contingent on the projects reaching certain milestones indicating that the projects are financially viable. It is reasonably possible that ITC will be required to make these contingent development payments up to a maximum amount of $88 million upon financial close of the projects. In the event it becomes probable that these payments will be made, the liability and the corresponding intangible asset would be recognized.

UNS Energy has joint generation performance guarantees with participants at San Juan, Four Corners, and Luna, with agreements expiring in 2022 through 2046, and at Navajo through decommissioning. The participants have guaranteed that in the event of payment default, each non-defaulting participant will bear its proportionate share of expenses otherwise payable by the defaulting participant. In exchange, the non-defaulting participants are entitled to receive their proportionate share of the generation capacity of the defaulting participant. In the case of Navajo, participants would seek financial recovery from the defaulting party. There is no maximum amount under these guarantees, except for a maximum of $318 million for Four Corners. As at December 31, 2021, there was no obligation under these guarantees.

Central Hudson is a participant in an investment with other utilities to jointly develop, own and operate electric transmission projects in New York State. Central Hudson's maximum commitment is $83 million, for which it has issued a parental guarantee. As at December 31, 2021, there was no obligation under this guarantee.

As at December 31, 2021, FortisBC Holdings Inc., a non-regulated holding company, had $69 million of parental guarantees outstanding to support storage optimization activities at Aitken Creek.

Off-Balance Sheet Arrangements
With the exception of letters of credit outstanding of $115 million as at December 31, 2021 and the unrecorded commitments in the table above, the Corporation had no off-balance sheet arrangements.

19	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Capital Structure and Credit Ratings

Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	2021		2020
As at December 31	($ millions)	(%)	($ millions)	(%)
Debt (1)	25,784	55.2	24,581	54.8
Preference shares	1,623	3.5	1,623	3.6
Common shareholders' equity and non-controlling interests (2)	19,293	41.3	18,661	41.6
	46,700	100.0	44,865	100.0
(1)Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)Includes shareholders equity, net of preference shares, and non-controlling interests. Non-controlling interests represented 3.5% as at December 31, 2021 (December 31, 2020 - 3.5%)

Outstanding Share Data
As at February 10, 2022, the Corporation had issued and outstanding 474.9 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at February 10, 2022, an additional 2.8 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at December 31, 2021	Rating	Type	Outlook
S&P	A-	Corporate	Stable
	BBB+	Unsecured debt
DBRS Morningstar	A (low)	Corporate	Stable
	A (low)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In January 2022, S&P revised Central Hudson's outlook to negative from stable in consideration of the PSC's order on the company's general rate application, projected elevated capital expenditures, and the resulting impact on the company's financial measures.

Capital Plan

Capital investment in energy infrastructure is required to ensure the continued and enhanced performance, reliability and safety of the electricity and gas systems, to meet customer growth, and to deliver cleaner energy.

Capital Expenditures of $3.6 billion were slightly lower than the 2021 Capital Plan of $3.8 billion as disclosed in the 2020 MD&A. The reduction reflected: (i) a lower-than-planned U.S.-to-Canadian dollar exchange rate; and (ii) the timing of Capital Expenditures, including delays at the Wataynikaneyap Transmission Power Project and at Caribbean Utilities due to the COVID-19 Pandemic. This decrease was partially offset by higher-than-anticipated Capital Expenditures at ITC, largely reflecting various incremental projects as well as restoration costs following a derecho storm in the Midwestern U.S. in December 2021.

20	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis

2021 Capital Expenditures (1)
	Regulated Utilities
($ millions, except as indicated)	ITC	UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non-Regulated (2)	Total	(%)
Generation	—	177	1	—	—	18	62	258	—	258	7
Transmission	939	161	33	200	—	44	211	1,588	—	1,588	45
Distribution	—	205	160	203	320	43	187	1,118	—	1,118	31
Other (3)	107	167	97	72	69	29	39	580	20	600	17
Total	1,046	710	291	475	389	134	499	3,544	20	3,564	100
(%)	29	20	8	13	11	4	14	99	1	100
(1)    See "Non-U.S. GAAP Financial Measures" on page 13
(2)Energy Infrastructure segment
(3)Includes facilities, equipment, vehicles and information technology assets

Capital Expenditures of $600 million in 2021 were focused on delivering cleaner energy to customers.

Forecast 2022 Capital Expenditures (1)(2)
	Regulated Utilities
($ millions, except as indicated)	ITC	UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non-Regulated	Total	(%)
Generation	—	85	9	—	—	15	162	271	60	331	8
Transmission	948	243	45	270	—	14	205	1,725	—	1,725	44
Distribution	—	244	184	185	358	98	193	1,262	—	1,262	32
Other	50	132	106	167	87	29	61	632	17	649	16
Total	998	704	344	622	445	156	621	3,890	77	3,967	100
(%)	25	18	9	16	11	4	15	98	2	100
(1)Represents a forward-looking non-GAAP financial measure calculated in the same manner as Capital Expenditures. See "Non-U.S. GAAP Financial Measures" on page 13.
(2)Excludes the non-cash equity component of AFUDC

2022-2026 Capital Plan (1)
($ billions)	2022	2023	2024	2025	2026	Total (2) (3)
Five-year capital plan	4.0	3.8	4.0	4.0	4.2	20.0
(1)Capital Plan is a forward-looking non-GAAP financial measure calculated in the same manner as Capital Expenditures. See "Non-U.S. GAAP Financial Measures" on page 13.
(2)Reflects an assumed U.S.:CAD foreign exchange rate of 1.25. On average, Fortis estimates that a five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar would increase or decrease Capital Expenditures by approximately $450 million over the five-year planning period
(3)Excludes the non-cash equity component of AFUDC

In comparison to the prior five-year plan totaling $19.6 billion as disclosed in the 2020 MD&A, the 2022-2026 Capital Plan reflects $1.0 billion of additional capital investments at the Corporation's regulated utilities, largely reflecting customer growth, enhancements to transmission reliability and capacity, and investments in cleaner energy. This growth is tempered by $600 million associated with the lower assumed foreign exchange rate of 1.25, down from a rate of 1.32 assumed in the Corporation's previous five-year plan.

The Capital Plan is low risk and highly executable, with 99% of planned expenditures to occur at the regulated utilities and only 15% related to Major Capital Projects. The composition of the 2022-2026 Capital Plan includes 27% related to growth, 56% sustaining and 17% for other areas. Geographically, 53% of planned expenditures are expected in the U.S., including 25% at ITC, with 43% in Canada and the remaining 4% in the Caribbean.

21	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
The investments included in the 2022-2026 Capital Plan are summarized as follows:
Planned capital expenditures are based on detailed forecasts of energy demand, labour and material costs, general economic conditions, foreign exchange rates and other factors. These could change and cause actual expenditures to differ from forecast or plan. While the Corporation does not expect the COVID-19 Pandemic to impact its overall five-year Capital Plan, the timing of forecast capital expenditures will continue to be evaluated. Depending on the length and severity of the pandemic, including any impact of supply chain disruptions, certain planned expenditures may shift within the 2022-2026 Capital Plan.

Midyear Rate Base (1)
($ billions)	2021	2022	2026
ITC	9.5	10.1	12.6
UNS Energy	5.8	6.5	8.0
Central Hudson	2.2	2.4	3.1
FortisBC Energy	5.2	5.4	7.1
FortisAlberta	3.8	4.0	4.7
FortisBC Electric	1.5	1.5	1.8
Other Electric	3.1	3.6	4.3
Total	31.1	33.5	41.6
(1)Simple average of Rate Base at beginning and end of the year

Total midyear Rate Base is forecast to grow to $41.6 billion by 2026 under the five-year Capital Plan, representing a CAGR of approximately 6%, which is supportive of continuing growth in earnings and dividends.

22	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis

			Forecast
Major Capital Projects (1)	Pre-	Actual		2023-	Expected
($ millions)	2021	2021	2022	2026	Completion
ITC (2)
Multi-Value Regional Transmission Projects	642	68	81	73	2023
34.5 to 69kV Transmission Conversion Project	445	37	68	77	Post-2026
UNS Energy
Vail-to-Tortolita Project	—	21	58	182	2025
Oso Grande Generating Facility	554	39	—	—	2021
FortisBC Energy
Lower Mainland Intermediate Pressure System Upgrade	411	16	—	—	2021
Eagle Mountain Woodfibre Gas Line Project (3)	—	—	—	350	2026
Transmission Integrity Management Capabilities Project	21	9	10	212	Post-2026
Inland Gas Upgrade Project	59	69	79	65	2025
Okanagan Capacity Upgrade	9	7	16	185	2024
Tilbury 1B Project	20	9	33	322	Post-2026
Tilbury LNG Storage Expansion	10	6	8	449	Post-2026
AMI Project	—	—	5	375	Post-2026
Other Electric
Wataynikaneyap Transmission Power Project (4)	178	177	248	109	2024
Total		458	606	2,399
(1)Includes applicable AFUDC
(2)Pre-2021 capital expenditures are from the date of the ITC acquisition on October 14, 2016
(3)Net of forecast customer contributions
(4)Fortis' share of estimated capital spending. Under the funding framework, Fortis will be funding its equity component only.

Multi-Value Regional Transmission Projects
Four regional electric transmission projects that have been identified by MISO to address system capacity needs and reliability in various states. Three projects were completed pre-2021. The fourth project is expected to be placed in service in 2023.

34.5 to 69kV Transmission Conversion Project
Multiple projects designed to convert the 34.5kV system to 69kV operating voltage. Projects include construction of new 69kV lines, rebuild of existing 34.5kV lines to 69kV, and substation conversions. In service dates range from pre-2021 to post-2026.

Vail-to-Tortolita Project
Construction and upgrades to connect existing TEP substations to a new 230kV line within TEP’s service territory. Construction is expected to begin in 2023 with an in service date of 2025.

Oso Grande Generating Facility
In May 2021, construction of UNS Energy's 250 MW wind-powered electric generating facility was completed.

Lower Mainland Intermediate Pressure System Upgrade
Addresses system capacity and pipeline condition issues for the gas supply system in the Lower Mainland of British Columbia. The project has been completed, with the final pipeline segment replaced in 2021. Final allowable project costs are subject to review by the BCUC.

Eagle Mountain Woodfibre Gas Line Project
Gas line expansion to a proposed LNG site in Squamish, British Columbia. FortisBC Energy's proposed pipeline expansion remains contingent on Woodfibre LNG Limited making a final decision to proceed with construction of the LNG facility.

Transmission Integrity Management Capabilities Project
This project improves gas line safety and transmission system integrity, including gas line modifications and looping. In February 2021, FortisBC Energy filed a CPCN application with the BCUC for the coastal transmission system section of this project.

Inland Gas Upgrades Project
Gas line modifications and replacements to enable in-line integrity inspection capabilities. In January 2020, the CPCN application was approved by the BCUC.

23	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Okanagan Capacity Upgrade
Construction of a new section of pipeline and associated facilities to address expected load growth in the Okanagan region. In November 2020, FortisBC Energy filed a CPCN application with the BCUC for this project.

Tilbury 1B Project
Construction of additional liquefaction and dispensing, including on-shore piping, in support of marine bunkering and to further optimize the Tilbury Phase 1A Expansion Project. The project received an Order in Council from the Government of British Columbia in 2017. In February 2020, an initial project scope was filed with regulators to begin the federal impact assessment and provincial environmental assessment required to further expand the Tilbury site. Engineering design and related studies will continue in 2022.

Tilbury LNG Storage Expansion
This project replaces the original LNG storage tank at the Tilbury site and increases the available regasification capacity to provide backup gas supply for lower mainland customers. In December 2020, FortisBC Energy filed a CPCN application for this project with the BCUC, and if approved, the project is expected to begin in 2022.

AMI Project
Replacement of residential and small commercial meters with advanced meters and installation of bypass valves to support the safety, resiliency, and efficient operation of the gas distribution system. In May 2021, FortisBC Energy filed a CPCN application with the BCUC for this project.

Wataynikaneyap Transmission Power Project
Construction of a 1,800 kilometre, OEB-regulated transmission line to connect 17 remote First Nations communities in Northwestern Ontario to the main electricity grid, in which Fortis holds a 39% equity interest. FortisOntario is responsible for construction management and operation of the transmission line. The project is expected to be completed in 2024.

Additional Investment Opportunities
Fortis is pursuing additional investment opportunities within existing service territories that are not yet included in the five-year Capital Plan.

ITC - Lake Erie Connector
Proposed 1,000 MW, bi-directional, high-voltage direct current underwater transmission line to directly link the markets of the Ontario IESO and PJM Interconnection, LLC. The project would enable transmission customers to more efficiently access energy, capacity and renewable energy credit opportunities in both markets. The project is fully permitted in the U.S. and Canada and continues to advance through regulatory, operational and economic milestones. In 2021, the Canada Infrastructure Bank announced it would fund 40% of the approximate $1.7 billion project and the Ontario government authorized IESO to commence contract negotiations. Negotiation of transmission service agreements is required to advance to the construction phase. Completion would take approximately four years from the commencement of construction.

ITC - MISO LRTP
A comprehensive effort by MISO is underway to identify and construct the regional transmission required in the MISO region to support the ongoing evolution of the electric industry. ITC has a large footprint in the MISO region, specifically including but not limited to wind-rich regions in Iowa and Minnesota. MISO is currently requesting FERC authorization for cost allocation and finalizing planning for an initial tranche of LRTP projects.

UNS Energy - TEP 2020 IRP
Outlines the resource energy transition required at TEP to meet its customers' energy needs through 2035 as it exits coal-fired resources by 2032 and replaces it with wind and solar resources as part of a cleaner energy portfolio that will reduce carbon emissions 80 percent by 2035. This plan supports reliable and affordable service from sustainable resources and is expected to provide capital investment opportunities that extends beyond the Capital Plan. The IRP may be impacted by various federal and state energy policies, including policies currently under consideration.

FortisBC Energy - LNG
Pursuit of additional LNG infrastructure opportunities in British Columbia, including further expansion of the Tilbury LNG facility, which is uniquely positioned to meet customer demand for clean-burning natural gas. The site is scalable and can accommodate additional storage and liquefaction equipment and is relatively close to international shipping lanes. FortisBC Energy continues to have discussions with potential export customers.

Other Opportunities
Includes incremental regulated transmission investment and grid modernization projects at ITC; energy storage projects, grid modernization, infrastructure resiliency, and transmission investments at UNS Energy; further gas infrastructure opportunities at FortisBC Energy; and cleaner energy infrastructure investments across our jurisdictions.

24	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
BUSINESS RISKS

Fortis has established an ERM program to identify and evaluate risks by both severity of impact and probability of occurrence. Materiality thresholds are reviewed and, if necessary, updated annually. Financial risks, as well as risks that may impact the safety of employees, customers or the general public, as well as reputational risks, are evaluated. Systems of internal controls are used to monitor and manage identified risks. The ERM program at the subsidiary level is overseen by each subsidiary's board of directors and any material risks identified are communicated to Fortis management and form part of Fortis' ERM program. The Fortis Board, through the audit committee, oversees Fortis’ ERM program ensuring that management has an effective risk management system to support strategic planning.

A summary of the Corporation's significant business risks follows.

Utility Regulation
Regulated utility assets represented approximately 99% of the Corporation's total assets as at December 31, 2021. Regulatory jurisdictions include five Canadian provinces, nine U.S. states and three Caribbean countries, as well FERC regulation for transmission assets in the U.S.

Regulators administer legislation covering material aspects of the utilities' business, including: customer rates and the underlying allowed ROEs and deemed capital structures; capital expenditures; the terms and conditions for the provision of energy and capacity, ancillary services and affiliate services; securities issuances; and certain accounting matters. Regulatory or legislative changes and decisions, and delays in the recovery of costs in rates due to regulatory lag, could have a Material Adverse Effect. The risk of regulatory lag is particularly significant for UNS Energy given the use of historical test years in setting rates.

The ability to recover the actual cost of service and earn the approved ROE or ROA typically depends on achieving the forecasts established in the rate-setting process. Failure to do so could have a Material Adverse Effect. For those utilities subject to PBR mechanisms, rates reflect assumed inflation rates and productivity improvement factors, and variances therefrom could have a Material Adverse Effect. FortisAlberta's PBR mechanism gives rise to added risk that incremental incurred capital expenditures may not be approved for recovery in rates.

For transmission operations, the underlying elements of FERC-established formula rates can be, and have been, challenged by third parties which could result in, and has resulted in, lowered rates and customer refunds. These underlying elements include the ROE, ROE adders for independent transmission ownership and deemed capital structure, as well as operating and capital expenditures.

Additionally, the U.S. Congress periodically considers enacting energy legislation that could assign new responsibilities to FERC, modify provisions of the U.S. Federal Power Act or the Natural Gas Act, or provide FERC or another entity with increased authority to regulate U.S. federal energy matters.

The political and economic environments as well as their effect on energy laws and governmental energy policies have had, and may continue to have, negative impacts on regulatory decisions. While Fortis is well positioned to maintain constructive regulatory relationships through local management teams and boards comprised mostly of independent local members, it cannot predict future legislative or regulatory changes, whether caused by economic, political or other factors, or its ability to respond thereto in an effective and timely manner, or the resulting compliance costs. Any of the foregoing potential regulatory changes could have a Material Adverse Effect.

Climate Change and Physical Risks
The provision of electric and gas service is subject to risks, including severe weather and natural disasters, wars, terrorism, critical equipment failure and other catastrophic events within and outside the Corporation's service territories. Resultant service disruption and repair and replacement costs could have a Material Adverse Effect if not resolved in a timely and effective manner and/or mitigated through insurance policies or regulatory cost recovery.

Climate change is predicted to lead to more frequent and intense weather events, changing air temperatures and changing seasonal variations, and the Corporation expects that regulatory responses to such changes will occur in the coming years (see "Environmental Regulation" on page 26). Severe weather impacts the Corporation's service territories, primarily in the form of thunderstorms, flooding, wildfires, hurricanes and snow or ice storms. Increased frequency of extreme weather events could increase the cost of providing service through increased repairs and use of contingency plans. Changes in precipitation that result in droughts could increase the risk of wildfire caused by the Corporation's electricity assets or may cause water shortages that could adversely affect operations. Extreme weather conditions in general require system backup and can contribute to increased system stress, including service interruptions. Changing air temperatures could also result in system stress and decreased efficiency of operating facilities over time. Longer-term climate change impacts, such as sustained higher temperatures, higher sea levels and larger storm surges, could result in service disruption, repair and replacement costs, and costs associated with strengthened design standards and systems.

25	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
The electricity and gas systems are designed to service customers under various contingencies in accordance with good utility practice. The utilities are responsible for operating and maintaining their assets in a safe manner, including the development and application of appropriate standards, system processes and/or procedures to ensure the safety of employees, contractors and the general public. The impacts of climate change and the transition to a cleaner energy future will require the Corporation's utilities to effectively manage evolving regulatory and legislative requirements, new resiliency standards, the integration of new technologies and impacts on customer demand and rates. Failure to do so may disrupt the ability of the utilities to provide safe and cost-effective service, which could cause reputational harm and other impacts. Any of the foregoing potential impacts of climate change could have a Material Adverse Effect.

The operation of transmission and distribution assets has the potential to cause fires, mainly as a result of equipment failure, falling trees and lightning strikes to lines or equipment. Also, certain utilities operate in remote and mountainous terrain that can be difficult to access for timely repairs and maintenance, or otherwise face risk of loss or damage from forest fires, floods, washouts, landslides, earthquakes, avalanches and other acts of nature.

The gas utilities are exposed to operational risks associated with natural gas, including fires, explosions, pipeline corrosion and leaks, accidental damage to mains and service lines, equipment failure, damage and destruction from earthquakes, fires, floods and other natural disasters, and other accidents and issues that can lead to service disruption, spills and commensurate environmental liability, or other liability.

Generating equipment and facilities are subject to risks, including equipment breakdown and flood and fire damage, that may result in the uncontrolled release of water, interruption of fuel supply, lower-than-expected operational efficiency or performance, and service disruption. There is no assurance that generating equipment and facilities will continue to operate in accordance with expectations and climate changes may increase the frequency of such failures occurring.

Risks associated with fire damage vary depending on weather, forestation, the proximity of habitation and third-party facilities to utility facilities, and other factors. The utilities may become liable for fire-suppression costs, regeneration and timber value costs, and third-party claims if their facilities are held responsible for a fire.

Electricity and gas systems require ongoing maintenance, improvement and replacement. Service disruption, other effects and liability caused by the failure to properly implement or complete approved maintenance and capital expenditures, the occurrence of significant unforeseen equipment failures, or the inability to recover requisite costs in customer rates, could result in loss. Any of the foregoing potential impacts of physical risk could have a Material Adverse Effect.

Environmental Regulation
The Corporation's businesses are subject to environmental risks and environmental laws and regulations, including those which: (i) impose limitations or restrictions on the discharge of pollutants into the air, soil and water; (ii) establish standards for the management, treatment, storage, transportation and disposal of hazardous wastes; and/or (iii) impose obligations to investigate and remediate contamination.

The risk of contamination of air, soil and water associated with electricity operations primarily relates to: (i) the transportation, handling, storage and combustion of fuel; (ii) the use of petroleum-based products, mainly transformer and lubricating oil; (iii) the management and disposal of coal combustion residuals and other wastes; and (iv) accidents resulting in hazardous release at or from coal mines that supply generating facilities. Contamination risks at gas operations primarily relate to leaks and other accidents involving gas systems. The key environmental risks for hydroelectric generation operations include dam failures and the creation of artificial water flows that may disrupt natural habitats.

Liabilities relating to contamination investigation and remediation, and claims for personal injury or property damage, may arise at many locations, including formerly and currently owned/operated properties and waste treatment or disposal sites, regardless of whether such contamination was caused by the business at the time it owned the property or whether it resulted from non-compliance with applicable environmental laws. Under some environmental laws, such liabilities may be joint and several, meaning that a party can be held responsible for more than its share of the liability involved or even the entire liability. These liabilities could lead to litigation and administrative proceedings that could result in substantial monetary judgments for clean-up costs, damages, fines and/or penalties. To the extent not fully covered by insurance, these costs could have a Material Adverse Effect.

The Corporation's businesses have incurred substantial expenses for environmental compliance, and they anticipate continuing to do so in the future. In particular, the management of GHG emissions is a major concern due to new and emerging federal, state and provincial GHG laws, regulations and guidelines. Future legislation relating to GHG emissions could impact generation assets, operations, energy supply, operational costs, reporting obligations and other material aspects of the Corporation's business.

The Corporation's businesses continue to develop compliance strategies and assess the impact of emerging legislative changes, but significant uncertainties remain. Increased compliance costs or additional operating restrictions from revised or additional regulation could have a Material Adverse Effect.

26	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Pandemics and Public Health Crises, including the COVID-19 Pandemic
The Corporation could be negatively impacted by a widespread outbreak of communicable diseases or other public health crises that cause economic and/or other disruptions, including the disruption of global supply chains. The outbreak of communicable diseases, as well as efforts to reduce the health impacts and control disease spread can lead to worldwide restrictions on business operations, including business closures and the potential impacts of reduced labour availability and productivity, supply chain disruptions, project construction delays, disruptions to capital markets, governmental and regulatory action, and a prolonged reduction in economic activity. An extended economic slowdown could reduce energy sales and adversely impact the ability of customers, contractors and suppliers to fulfill their obligations and could disrupt operations and capital expenditure programs or cause impairment of goodwill (see "General Economic Conditions" on page 31).

There continues to be uncertainty surrounding the duration and severity of the COVID-19 Pandemic, particularly with respect to the emergence of new variants of the virus, the long-term efficacy and global distribution of COVID-19 vaccines, the impact of vaccine mandates and isolation requirements on labour availability, potential government action to mitigate public health effects, disruptions to the global supply chain, and other factors beyond the Corporation's control. An extended period of economic or supply chain disruption could have a Material Adverse Effect.

Growth
Fortis has a history of growth through acquisitions and organic growth from capital investment in existing service territories. Acquisitions include inherent risks that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated, and material unexpected costs may arise.

The Corporation's dividend growth guidance is significantly dependent upon achieving the Rate Base growth expected from the execution of the five-year Capital Plan described under "Capital Plan" on page 20. Projects, particularly Major Capital Projects, are subject to risks of delay and cost overruns during construction caused by inflation, commodity price fluctuations, supply and labour costs, supplier non-performance, weather, geologic conditions or other factors beyond the Corporation's control. There is no assurance that regulators will approve: (i) all of the planned projects or their amounts or timing; (ii) permits in a timely manner, or with reasonable terms and conditions; or (iii) the recovery of cost overruns in customer rates. These risks could impact the successful execution of a project by preventing the project from proceeding, delaying its completion, increasing its projected costs or negatively impacting its financing.

Cybersecurity
As operators of critical energy infrastructure, the Corporation's utilities face the risk of cybercrime, which has increased in frequency, scope and potential impact in recent years. The ability of the Corporation's utilities to operate effectively is dependent upon using and maintaining complex information systems and infrastructure that: (i) support the operation of electric generation, transmission and distribution facilities, including gas facilities; (ii) provide customers with billing, consumption and load settlement information, where applicable; and (iii) support financial and general operations.

Information and operations technology systems may be vulnerable to unauthorized access due to hacking, computer viruses, acts of war or terrorism, acts of vandalism and other causes. This can result in the disruption of energy service and other business operations, system failures and grid disturbances, property damage, corruption or unavailability of critical data, and the misappropriation and/or disclosure of sensitive, confidential and proprietary business, customer and employee information.

A material cybersecurity breach could adversely affect the financial performance of the Corporation, its reputation and standing with customers, regulators and financial markets, and expose it to claims for third-party damage. The resultant financial impacts may not be fully covered by insurance policies or, in the case of utilities, through regulatory cost recovery, and could have a Material Adverse Effect.

Technology Advances
The emergence of initiatives designed to reduce GHG emissions and control or limit the effects of climate change has increased the incentive for the development of new technologies that produce power, enable more efficient storage of energy and reduce power consumption.

New technology developments in distributed generation, particularly solar, and energy efficiency products and services, as well as the implementation of renewable energy and energy efficiency standards, will continue to impact retail sales. Heightened awareness of energy costs and environmental concerns have increased demand for products that reduce energy consumption. The Corporation's utilities are also promoting demand-side management programs.

New technologies available to customers include energy derived from renewable sources, customer-owned generation, energy-efficient appliances, battery storage and control systems. Advances in these or other technologies could have a significant impact on retail sales with a potential Material Adverse Effect.

27	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Weather Variability and Seasonality
Electricity consumption varies significantly in response to climate change and seasonal weather changes (see "Climate Change and Physical Risks" on page 25). In central and western Canada, Arizona and New York State, cool summers may reduce the use of air conditioning and other cooling equipment, while less severe winters may reduce heating load. Alternatively, severe weather could unexpectedly increase heating and cooling loads, negatively impacting system reliability.

Weather and seasonality have a significant impact on gas distribution volumes as a major portion of natural gas is used for space heating by residential customers. The earnings of the Corporation's gas utilities are typically highest in the first and fourth quarters.

Hydroelectric generation is sensitive to rainfall levels.

Regulatory deferral and revenue decoupling mechanisms are in place at certain of the Corporation's utilities to minimize the volatility in earnings that would otherwise be caused by variations in weather conditions. Both the discontinuance of key regulatory mechanisms and their absence at other Fortis entities could result in significant and prolonged weather variations from seasonal norms having a Material Adverse Effect.

Natural Gas Competitiveness
Approximately 22% of the Corporation's revenue is derived from the delivery of natural gas. A decrease in the competitiveness of natural gas due to pricing, government policy or other factors could have a Material Adverse Effect.

In British Columbia, which accounts for 83% of the Corporation's natural gas revenue, natural gas primarily competes with electricity for space and hot water heating. Upfront capital costs for gas service continue to present competitive challenges for natural gas compared to electricity service. If gas becomes less competitive, the ability to add new customers could be impaired. Existing customers could also reduce their consumption or switch to electricity, placing further pressure on rates, whereby system costs must be recovered from a smaller customer and sales base, leading to reductions in competitiveness.

Government policy could also impact the competitiveness of natural gas in British Columbia. In October 2021, the provincial government released an update to its economic and climate action plan, including a series of actions designed to achieve GHG emission reduction targets and the transition to a low-carbon economy. As all levels of government become more active in the development of policies to address climate change, any resultant changes to energy policy may impact the competitiveness of natural gas relative to non-carbon based energy sources.

There are other competitive challenges that are impacting the penetration of natural gas into new housing stock such as green attributes of the energy source and the type of housing stock being built. In addition, as part of their own climate change policy plans, local governments may use various tools at their disposal such as franchise agreements, permits, building codes and zoning bylaws to impose limitations on energy sources permitted in new and existing developments. Municipalities can also provide incentives, such as higher density allowance, to builders to adopt carbon free energy options for their developments. These actions and policies may hinder the Corporation's ability to attract new natural gas customers or retain existing customers.

Commodity Price Volatility
Purchased power and generation fuel costs are subject to commodity price volatility, which is managed through regulator-approved: (i) mechanisms that permit the flow through in customer rates of commodity price changes and/or that provide for rate-stabilization and other deferral accounts (see "Business Unit Performance" on page 9); and (ii) price-risk management strategies such as the use of derivative contracts that effectively fix costs (see "Financial Instruments - Derivatives" on page 34).

There is no assurance that current regulator-approved mechanisms or strategies will continue to exist in the future. Additionally, despite these mechanisms and strategies, severe and prolonged commodity price increases could result in rates that customers are unable to pay and/or could affect consumption and sales growth. These could have a Material Adverse Effect.

Purchased Power Supply
A significant portion of electricity and gas sold by the Corporation's utilities is purchased through the wholesale energy markets or pursuant to contracts with energy suppliers and is not being generated by the Corporation's utilities. A disruption in the wholesale energy markets, or a failure on the part of energy or fuel suppliers or operators of energy delivery systems that connect to the Corporation's utilities, could result in a loss and/or increase in the cost of purchased power, which could have a Material Adverse Effect.

28	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Required Approvals
The acquisition, ownership and operation of electric and gas businesses require numerous licences, permits, agreements, orders, certificates and other approvals from various levels of government, regulators, government agencies, Indigenous Peoples and/or third parties. The external environment has become more complex with heightened expectations from permitting agencies, local municipalities and Indigenous Peoples to be able to review and provide feedback on projects, largely driven by policy responses to climate change. There is no assurance that: (i) all of these approvals will be obtained, continuously maintained or renewed without delay; and (ii) the terms and conditions thereof will be fully complied with at all times and will not change in a material adverse manner. Significant failures in these regards could prevent the operation of the businesses and have a Material Adverse Effect.

Reliability Standards
The Energy Policy Act requires owners, operators and users of the bulk electric system in the U.S. to meet mandatory reliability standards developed by the North American Electric Reliability Corporation and its regional entities, which are approved and enforced by FERC. Many of these, or similar, standards have been adopted in certain Canadian provinces including British Columbia, Alberta and Ontario. The failure to develop, implement and maintain appropriate operating practices/systems and capital plans to address reliability obligations could lead to compliance violations and a Material Adverse Effect, such as the exclusion of related costs from customer rates and other potentially significant penalties.

Indigenous Peoples' Land Claims
In British Columbia, the Corporation's utilities provide service to customers on Indigenous Peoples' lands and maintain facilities on lands that are subject to Indigenous Peoples' land claims. Various treaty negotiation processes involving Indigenous Peoples and the Governments of British Columbia and Canada are underway, but the basis for potential settlements is unclear and not all Indigenous Peoples are participating in such processes. To date, the policy of the Government of British Columbia has been to structure settlements without prejudicing existing third-party rights. However, there is no assurance that the settlement processes will not have a Material Adverse Effect.

FortisAlberta has distribution assets on Indigenous Peoples' lands in Alberta with access permits held by TransAlta Utilities Corporation. To acquire these permits, FortisAlberta requires approval from First Nations and Crown-Indigenous Relations and Northern Affairs Canada. FortisAlberta may be unable to obtain such approvals or negotiate land-use agreements with reasonable terms. Significant failures in these regards could have a Material Adverse Effect.

Joint-Ownership Interests and Third-Party Operators
Certain generating facilities from which TEP receives power are jointly owned with, or are operated by, third parties. TEP may not have sole discretion or any ability to affect the management or operations of such facilities, including how to best address changing economic conditions or environmental requirements. A divergence in the interests of TEP and those of the joint owners or operators could have a Material Adverse Effect.

Wataynikaneyap Partnership, which is owned 51% by 24 First Nations communities and 49% by a partnership between Fortis (80%) and Algonquin Power & Utilities Corp. (20%), is responsible for the Wataynikaneyap Transmission Power Project. Fortis does not have sole discretion on decisions for the project and divergence in the interest of Fortis and the other partners could delay the project's completion, increase its anticipated cost, or adversely affect the reputation of Fortis.

Counterparty Credit Risk
ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. These customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as its distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and Fortis may be exposed to credit risk from non‑performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

There is no assurance that management strategies will continue to be effective. Significant counterparty defaults could have a Material Adverse Effect.

29	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Interest Rates
Generally, the market price of the Corporation's common shares is inversely sensitive to interest rate changes. Additionally, allowed ROEs are exposed to changes in long-term interest rates such that a low interest rate environment could reduce allowed ROEs. If interest rates rise, regulatory lag may cause delays in any compensatory ROE increases. Borrowings under variable-rate credit facilities and long-term debt, as well as new debt issuances, are also exposed to interest rate changes.

Taxation
Earnings at Fortis and its subsidiaries could be impacted by changes in income tax rates and other tax legislation in Canada, the U.S. and other international jurisdictions. The nature, timing or impact of changes in future tax laws cannot be predicted and could have a Material Adverse Effect. Although income taxes at the regulated utilities are generally recovered in customer rates, tax-related regulatory lag can result in recovery delays or non-recovery for certain periods. At the non-regulated level, changes in income tax rates and other tax legislation could materially affect the after-tax cost of existing and future debt which is not recoverable in customer rates.

Foreign Exchange Exposure
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, BECOL and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate.

Fortis has limited this U.S. dollar currency exposure through hedging. As at December 31, 2021, US$2.2 billion (2020 - US$2.3 billion) of corporately issued U.S. dollar-denominated long-term debt had been designated as an effective hedge of foreign net investments, leaving US$10.8 billion (2020 - US$10.2 billion) in foreign net investments unhedged. Fortis has also entered into foreign exchange contracts to manage a portion of its exposure to foreign currency risk.

Given only partial hedging, consolidated earnings and cash flow continue to be impacted by exchange rate fluctuations. On average, Fortis estimates that a five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar exchange rate of US$1.00=CA$1.25 as at December 31, 2021 would increase or decrease average annual EPS by approximately six cents, which reflects the Corporation's hedging program.

The Corporation's $20.0 billion five-year Capital Plan for 2022 through 2026 also includes exposure to foreign exchange. On average, Fortis estimates that a five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar would increase or decrease capital expenditures by $450 million over the five-year planning period.

There is no assurance that existing hedging strategies will continue to be effective and any resultant financial impacts could have a Material Adverse Effect.

Access to Capital
The Corporation and certain of its subsidiaries have incurred material amounts of indebtedness. Ongoing access to cost-effective capital is required to fund, among other things, capital expenditures and the repayment of maturing debt.

Operating Cash Flow may not be sufficient to fund the repayment of all outstanding liabilities when due or fund anticipated capital expenditures. The ability to meet long-term debt repayments is dependent upon obtaining sufficient and cost-effective financing to replace maturing indebtedness.

The ability to arrange financing is subject to numerous factors, including the results of operations and financial condition of Fortis and its subsidiaries, the regulatory environments including regulatory decisions regarding capital structure and allowed ROEs, capital market conditions, general economic conditions, credit ratings, and the environmental, social and governance profile of Fortis and its subsidiaries. Changes in credit ratings could affect credit risk spreads on new long-term debt and credit facilities, as well as their availability.

There is no assurance that sufficient capital will continue to be available on acceptable terms. For further information see "Liquidity and Capital Resources" on page 16.

Insurance
Insurance is maintained with reputable industry insurers for property damage, potential liabilities and business interruption for coverage considered appropriate and in accordance with industry practice.

A significant portion of transmission and distribution assets is uninsured, as is customary in North America, as the cost to insure such assets is prohibitive. Insurance is subject to coverage limits and deductibles, as well as time-sensitive claims discovery and reporting provisions. There is no assurance that: (i) the amounts and types of losses from actual damage, liabilities or business interruption will be fully covered by insurance; (ii) regulatory relief would be obtained for coverage shortfalls; (iii) adequate insurance at reasonable rates will continue to be available; or (iv) insurers will fulfill their obligations. Significant actual shortfalls in insurance coverage or claims payment could have a Material Adverse Effect.

30	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Talent Management
The delivery of safe, reliable and cost-effective service depends on the attraction, development and retention of skilled workforces. Like its peers, Fortis faces demographic challenges and competitive markets relating to trades, technical and professional staff, particularly considering its significant Capital Plan. ITC relies heavily on agreements with third parties to provide services for the construction, maintenance and operation of certain aspects of its business. Significant failures in attracting or retaining a skilled workforce could have a Material Adverse Effect.

Labour Relations
Most of the Corporation's utilities employ members of labour unions or associations under collective bargaining agreements. Fortis considers its labour relationships to be satisfactory but there is no assurance that this will continue or that existing collective bargaining agreements will be renewed on reasonable terms without work disruption or other job action. Significant failures in these regards could cause service interruptions and/or labour cost increases for which the regulator disallows full recovery in rates, and could have a Material Adverse Effect.

Post-Retirement Obligations
Fortis and most of its subsidiaries maintain a combination of defined benefit pension and/or OPEB plans for certain employees and retirees. The most significant cost drivers for these plans are investment performance and interest rates, which are affected by global financial markets. Market disruptions, significant declines in the market values of investments held to meet plan obligations, discount rate changes, participant demographics, and changes in laws and regulations may require additional plan funding. Significant increases in plan expenses and funding requirements could have a Material Adverse Effect.

General Economic Conditions
Fluctuations in general economic conditions, inflation, energy prices, employment levels, personal disposable incomes, housing starts, industrial activity and other factors may lower energy demand and reduce sales both directly and through reduced capital spending, particularly that related to new customer growth, which would affect Rate Base growth. A severe and prolonged economic downturn could have a Material Adverse Effect, including making it more difficult for customers to pay their bills.

Reputation, Relationships and Stakeholder Activism
The Corporation's operations and growth prospects require strong relationships with key stakeholders, including regulators, governments and agencies, Indigenous communities, landowners, and environmental organizations. Inadequately managing expectations and issues important to stakeholders, including those arising during construction of Major Capital Projects, could affect the Corporation's reputation as well as have a significant impact on its operations and infrastructure development.

Additionally, external stakeholders, including shareholders and investors, are increasingly challenging utilities regarding climate change, sustainability, diversity, returns including ROEs, executive compensation and other matters. Public opposition to larger infrastructure projects is becoming increasingly common, which can challenge capital plans and resultant organic growth. While the Corporation actively monitors such activism and is committed to developing stronger relationships with its external stakeholders, failure to effectively maintain or respond to stakeholder activism could have a Material Adverse Effect.

Legal, Administrative and Other Proceedings
These proceedings arise in the ordinary course of business and may include environmental claims, employment-related claims, securities-based litigation, contractual disputes, personal injury or property damage claims, actions by regulatory or tax authorities, and other matters. Unfavourable outcomes such as judgments or settlements for monetary or other damages, injunctions, denial or revocation of permits, reputational harm, and other results could have a Material Adverse Effect.

ACCOUNTING MATTERS

Critical Accounting Estimates

General
The preparation of the 2021 Annual Financial Statements required management to make estimates and judgments that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time they are made, with any adjustments recognized in the period they become known. Actual results may differ significantly from these estimates.

Regulatory Assets and Liabilities
As at December 31, 2021, Fortis recognized regulatory assets of $3.6 billion (2020 - $3.6 billion) and regulatory liabilities of $3.2 billion (2020 - $3.1 billion).

31	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Regulatory assets represent future revenues and/or receivables associated with certain costs incurred that will be, or are expected to be, recovered from customers in future periods through the rate-setting process. Regulatory liabilities represent: (i) future reductions or limitations of increases in revenue associated with amounts that will be, or are expected to be, refunded to customers through the rate-setting process; or (ii) obligations to provide future service that customers have paid for in advance.

The recognition of regulatory assets and liabilities and the period(s) of settlement are often estimates based on past, existing or expected regulatory orders in relation to the nature of the underlying amounts, and are subject to regulatory approval. There is no assurance that actual settlement amounts and the related settlement periods will not be materially different from those estimated. Differences arising from the regulator's orders would be recognized in accordance with those orders, whereby any amounts disallowed would be immediately recognized in earnings with the remainder recognized in earnings in accordance with their inclusion in customer rates.

Employee Future Benefits
Key Estimates and Assumptions	Defined Benefit Pension Plans		OPEB Plans
Years ended December 31
($ millions, except as indicated)	2021	2020	2021	2020
Funded status: (1)
Benefit obligation (2)	(3,922)	(3,995)	(747)	(789)
Plan assets	3,722	3,528	440	391
	(200)	(467)	(307)	(398)
Net benefit cost (2)	64	67	35	32
Key assumptions: (weighted average %)
Discount rate: (3)
During the year	2.60	3.16	2.60	3.22
As at December 31	3.00	2.63	2.97	2.64
Expected long-term rate of return on plan assets (4)	5.40	5.52	4.88	5.28
Rate of compensation increase	3.30	3.34	—	—
Health care cost trend increase rate (5)	—	—	4.49	4.61
(1)Periodic actuarial valuations determine funding contributions for the pension plans and U.S. OPEB plans, while Canadian OPEB plans are unfunded
(2)Actuarially determined using the projected benefits method prorated on service and management's best estimate of expected plan investment performance, salary escalation, average remaining service life of employees, mortality rates and, for OPEB plans, expected health care costs
(3)Reflects market interest rates on high‑quality bonds with cash flows that match the timing and amount of expected pension payments
(4)Developed using best estimates of expected returns, volatilities and correlations for each class of asset. Estimates are based on historical performance, future expectations and periodic portfolio rebalancing among the diversified asset classes.
(5)Actuarially determined, the projected 2022 rate is 5.75% and is assumed to decrease over the next 11 years to the ultimate rate of 4.49% in 2032 and thereafter.

Sensitivity Analysis	Rate of Return		Discount Rate		Health Care Costs Trend Rate
Year ended December 31, 2021	1% change		1% change		1% change
($ millions)	Increase	Decrease	Increase	Decrease	Increase	Decrease
Defined benefit pension plans:
Net benefit cost	(33)	28	(48)	65	n/a	n/a
Projected benefit obligation	32	(75)	(520)	649	n/a	n/a
OPEB plans:
Net benefit cost	(4)	4	(10)	12	16	(14)
Accumulated benefit obligation	—	—	(112)	135	100	(91)

At the regulated utilities, changes in net benefit cost are generally expected to be reflected in customer rates, subject to regulatory lag and forecast risk at certain utilities.

At FortisAlberta, cash contributions are expensed and reflected in customer rates with any difference between the cash contributions and the net benefit cost deferred as a regulatory asset/liability. ITC, Central Hudson, FortisBC Energy, FortisBC Electric and Newfoundland Power have regulator‑approved mechanisms to defer variations between actual net pension cost and that forecast and reflected in customer rates. There is no assurance that these deferral mechanisms will continue in the future.

Depreciation and Amortization
As at December 31, 2021, Fortis recognized property, plant and equipment and intangible assets of $39.2 billion (2020 - $37.3 billion) representing 68% of total assets (2020 - 67%). Depreciation and amortization of these assets totalled $1.4 billion for 2021 (2020 - $1.4 billion).

32	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Depreciation and amortization reflect the estimated useful lives of the underlying assets, which considers historical experience, manufacturers' ratings and specifications, the past and expected future pattern and nature of usage, and other factors.

At the regulated utilities, depreciation rates require regulatory approval and include a provision for estimated future removal costs, not identified as a legal obligation. Estimates primarily reflect historical experience and expected cost trends. The provision is recognized as a long-term regulatory liability against which actual removal costs are netted when incurred. As at December 31, 2021, this regulatory liability was $1.2 billion (2020 - $1.2 billion).

Depreciation rates at the regulated utilities are typically determined through periodic depreciation studies performed by external experts. Where actual experience differs from previous estimates, resultant differences are generally reflected in future depreciation rates and thereby recovered or refunded through customer rates in the manner prescribed by the regulator.

Goodwill Impairment
As at December 31, 2021, Fortis recognized goodwill of $11.7 billion (2020 - $11.8 billion), representing 20% of total assets (2020 - 21%). The decrease in goodwill was due to the impact of foreign exchange associated with the translation of U.S. dollar-denominated goodwill.

Goodwill at each of the Corporation's 11 reporting units is tested for impairment annually and whenever an event or change in circumstances indicates that fair value may be below carrying value. If so determined, goodwill is written down to estimated fair value and an impairment loss is recognized.

The Corporation performs a qualitative assessment on each reporting unit and if it is determined that it is not likely that fair value is less than carrying value, then a quantitative estimate of fair value is not required. When a quantitative assessment is necessary, the primary method for estimating fair value of the reporting units is the income approach, whereby net cash flow projections are discounted. Underlying estimates and assumptions, with varying degrees of uncertainty, include the amount and timing of expected future cash flows, growth rates, and discount rates. A secondary valuation, the market approach along with a reconciliation of the total estimated fair value of all the reporting units to the Corporation's market capitalization, is also performed and evaluated.

The recognition of impairment losses could have a Material Adverse Effect. Such losses are not recoverable in regulated utility rates. To the extent impairment losses signal lower expected future cash flows to support interest payments on unregulated holding company debt and dividends on common shares, they could adversely affect the future cost of such capital, expressed as higher interest rates on such debt, which is not recoverable in regulated utility rates, and lower common share market prices.

Income Tax
As at December 31, 2021, deferred income tax liabilities, current income tax payable included in accounts payable, deferred income taxes included in regulatory assets, and deferred income taxes included in regulatory liabilities totalled $3.6 billion, $31 million, $1.8 billion and $1.3 billion, respectively (2020 - $3.3 billion, current income tax receivable of $72 million, $1.7 billion and $1.4 billion, respectively). Income tax expense was $234 million in 2021 (2020 - $231 million).

Current income taxes reflect the estimated taxes payable/receivable in the current year based on enacted tax rates and laws, and the estimated proportion of taxable earnings/loss attributable to various jurisdictions.

Deferred income tax assets and liabilities reflect temporary differences between the tax and accounting basis of assets and liabilities. A deferred income tax asset or liability is determined for each temporary difference based on enacted income tax rates and laws in effect when the temporary differences are expected to be recovered or settled. A valuation allowance is recognized in earnings to the extent that future tax recovery is not assessed as "more likely than not".

At the regulated utilities, differences between the income tax expense or recovery recognized under U.S. GAAP and reflected in customer rates, which is expected to be recovered from, or refunded to, customers in future rates, are recognized as regulatory assets or liabilities. These are subsequently amortized to earnings in accordance with their inclusion in customer rates pursuant to the regulator's orders. Otherwise, changes in expectations and resultant estimates arising from changes in tax rates, tax laws, jurisdictional earnings allocations and other factors are recognized in earnings upon occurrence.

The Corporation and certain of its subsidiaries are subject to taxation in Canada, the United States and other foreign jurisdictions. The material jurisdictions in which the Corporation is subject to potential income tax compliance examinations include the United States (Federal, Arizona, Kansas, Iowa, Michigan, Minnesota and New York) and Canada (Federal, British Columbia and Alberta). The Corporation's 2013 to 2021 taxation years are still open for audit in Canadian jurisdictions, and its 2011 to 2021 taxation years are still open for audit in U.S. jurisdictions. The impact of such income tax compliance examinations could be material to the Corporation's financial statements (see "Business Risks - Taxation" on page 30).

Derivatives
The fair values of derivatives are based on estimates that cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting future earnings or cash flows.

33	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Contingencies
The Corporation and its subsidiaries are subject to various legal proceedings and claims arising in the ordinary course of business, including those generally described under "Business Risks - Indigenous Peoples' Land Claims" on page 29, for which no amounts have been accrued because the outcomes currently cannot be reasonably determined. Further information is provided in Note 26 in the 2021 Annual Financial Statements.

While Fortis currently believes that these matters are unlikely to have a Material Adverse Effect, there is no assurance that this will be the case.

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at December 31, 2021, the carrying value of long-term debt, including the current portion, was $25.5 billion (2020 - $24.5 billion) compared to an estimated fair value of $28.8 billion (2020 - $29.1 billion). Since Fortis does not intend to settle long-term debt prior to maturity, the excess of fair value over carrying value does not represent an actual liability.

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery. Derivatives are recorded at fair value, with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception.

Energy contracts subject to regulatory deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at December 31, 2021, unrealized losses of $20 million (2020 - $73 million) were recognized as regulatory assets and unrealized gains of $52 million (2020 - $17 million) were recognized as regulatory liabilities.

Energy contracts not subject to regulatory deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. In 2021, unrealized gains of $21 million (2020 - $3 million) were recognized in revenue.

Total return swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $112 million and terms of one to three years expiring at varying dates through January 2024. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. In 2021, unrealized gains of $17 million (2020 - unrealized losses of $9 million) were recognized in other income, net.

Foreign exchange contracts
The Corporation holds U.S. dollar-denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through November 2022 and have a combined notional amount of $161 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. In 2021, unrealized losses of $11 million (2020 - unrealized gains of $11 million) were recognized in other income, net.

34	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Interest rate swaps
In 2021, ITC entered into interest rate swaps with a total notional value of US$375 million to manage the interest rate risk associated with the refinancing of long-term debt due in November 2022. The swaps have five-year terms, include mandatory early termination provisions, and will be terminated no later than the effective date of November 15, 2022. Fair value was measured using a discounted cash flow method based on LIBOR rates. Unrealized gains and losses associated with the changes in fair value are recognized in other comprehensive income, will be reclassified to earnings as a component of interest expense over the life of the debt, and were not material for 2021.

Other investments
ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments include mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net. In 2021, unrealized gains of $9 million (2020 - $7 million) were recognized in other income, net.

Derivative Fair Values
The following table presents derivative assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at December 31, 2021
Assets (2)
Energy contracts subject to regulatory deferral	—	78	—	78
Energy contracts not subject to regulatory deferral	—	16	—	16
Foreign exchange contracts, total return and interest rate swaps	23	2	—	25
Other investments	137	—	—	137
	160	96	—	256

Liabilities (3)
Energy contracts subject to regulatory deferral	—	(46)	—	(46)
Energy contracts not subject to regulatory deferral	—	(3)	—	(3)
	—	(49)	—	(49)

As at December 31, 2020
Assets (2)
Energy contracts subject to regulatory deferral	—	38	—	38
Energy contracts not subject to regulatory deferral	—	6	—	6
Foreign exchange contracts and total return swaps	16	—	—	16
Other investments	126	—	—	126
	142	44	—	186

Liabilities (3)
Energy contracts subject to regulatory deferral	—	(94)	—	(94)
Energy contracts not subject to regulatory deferral	—	(12)	—	(12)
	—	(106)	—	(106)

(1)Under the hierarchy, fair value is determined using: (i) Level 1 - unadjusted quoted prices in active markets; (ii) Level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) Level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Current portion is included in accounts receivable and other current assets, with the remainder included in other assets
(3)Current portion is included in accounts payable and other current liabilities, with the remainder included in other liabilities

Derivative Volumes
As at December 31	2021	2020
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	509	522
Electricity power purchase contracts (GWh)	731	2,781
Gas swap contracts (PJ)	151	156
Gas supply contract premiums (PJ)	144	203
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	1,886	1,588
Gas swap contracts (PJ)	29	36
(1)Energy contracts settle on various dates through 2029

35	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31
($ millions, except as indicated)	2021	2020	2019
Revenue	9,448	8,935	8,783
Net earnings	1,405	1,389	1,852
Common Equity Earnings	1,231	1,209	1,655
EPS: ($)
Basic	2.61	2.60	3.79
Diluted	2.61	2.60	3.78
Total assets	57,659	55,481	53,404
Long-term debt (excluding current portion)	23,707	23,113	21,501
Dividends declared: ($)
Per common share	2.080	1.965	1.855
Per first preference share:
Series F	1.2250	1.2250	1.2250
Series G	1.0983	1.0983	1.0983
Series H (1)	0.4588	0.5003	0.6250
Series I (2)	0.3926	0.4987	0.7771
Series J	1.1875	1.1875	1.1875
Series K	0.9823	0.9823	0.9823
Series M (3)	0.9783	0.9783	1.0133
(1)The annual dividend per share was reset to $0.4588 for the five-year period from June 1, 2020 up to but excluding June 1, 2025.
(2)Floating quarterly dividend rate is reset every quarter based on the then current three-month Government of Canada Treasury Bill rate plus the applicable reset dividend yield.
(3)The annual dividend per share was reset to $0.9783 for the five-year period from December 1, 2019 up to but excluding December 1, 2024.

2021/2020
For a discussion of the changes in revenue, net earnings, Common Equity Earnings, EPS, total assets and long-term debt see "Performance at a Glance" on page 3, "Operating Results" on page 8, and "Financial Position" on page 15.

2020/2019
The increase in revenue reflected: (i) overall higher flow-through costs in customer rates; (ii) Rate Base growth; (iii) higher electricity sales driven by favourable weather in Arizona; and (iv) a $40 million favourable base ROE adjustment at ITC related to prior periods as a result of the May 2020 FERC Decision. The increase was partially offset by: (i) a $91 million favourable base ROE adjustment at ITC in 2019 related to prior periods as a result of the November 2019 FERC decision; and (ii) lower short-term wholesale sales at UNS Energy.

The decrease in Common Equity Earnings reflected significant one-time items: (i) a $484 million gain on the disposition of the Waneta Expansion in April 2019; and (ii) the $56 million net impact associated with the reversal of prior period liabilities as a result of the November 2019 and May 2020 FERC Decisions at ITC.

Excluding the significant one-time items, the Corporation delivered higher earnings of $94 million in 2020 reflecting: (i) Rate Base growth of 8.2%; (ii) increased retail electricity sales at UNS Energy, driven largely by weather, and (iii) higher earnings from Belize, mainly from increased hydroelectric production. Earnings were also favourably impacted by mark-to-market accounting of natural gas derivatives at Aitken Creek. This growth was tempered by: (i) the delay in TEP's general rate application, resulting in approximately $1 billion of Rate Base not reflected in customer rates in 2020; and (ii) the impact of the COVID-19 Pandemic, reflecting lower sales in the Caribbean and higher net operational expenses, including increased credit loss expense, largely at Central Hudson and UNS Energy.

In addition to the above-noted items impacting earnings, the change in EPS reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's $1.2 billion common equity issuance in the fourth quarter of 2019.

The increase in total assets was due to 2020 capital expenditures, partially offset by unfavourable foreign exchange on the translation of U.S. dollar-denominated assets.

36	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
FOURTH QUARTER RESULTS

Sales
(Gwh, except as indicated)	2021	2020	Variance
Regulated Utilities
UNS Energy
Retail Electricity	2,206	2,345	(139)
Wholesale Electricity	1,749	1,871	(122)
Gas (PJ)	5	5	—
Central Hudson
Electricity	1,203	1,200	3
Gas (PJ)	6	7	(1)
FortisBC Energy (PJ)	74	67	7
FortisAlberta	4,147	4,138	9
FortisBC Electric	927	894	33
Other Electric	2,449	2,362	87
Non-Regulated
Energy Infrastructure	13	103	(90)

The decrease in electricity sales was driven by: (i) UNS Energy, due to lower retail electricity sales resulting from milder weather and lower wholesale sales; and (ii) BECOL, due to lower hydroelectric production in Belize caused by variations in rainfall levels. The decrease was partially offset by higher electricity sales in the Caribbean reflecting the continued recovery from the impacts of the COVID-19 Pandemic in 2020.

The increase in gas volumes was due to higher consumption by residential and commercial customers at FortisBC Energy due to colder temperatures.

Revenue and Common Equity Earnings	Revenue			Earnings
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Regulated Utilities
ITC	418	419	(1)	103	109	(6)
UNS Energy	540	525	15	33	45	(12)
Central Hudson	283	242	41	39	35	4
FortisBC Energy	592	476	116	78	74	4
FortisAlberta	156	139	17	23	33	(10)
FortisBC Electric	133	117	16	14	13	1
Other Electric	401	381	20	29	32	(3)
Non-regulated
Energy Infrastructure	60	47	13	40	27	13
Corporate and Other	—	—	—	(31)	(37)	6
Total	2,583	2,346	237	328	331	(3)

Weighted average number of common shares outstanding (# millions)				473.7	465.8	7.9
Basic EPS ($)				0.69	0.71	(0.02)

The increase in revenue was driven by: (i) overall higher flow-through costs, mainly at FortisBC Energy and Central Hudson; (ii) Rate Base growth; (iii) higher electricity sales in the Caribbean reflecting the impact of the COVID-19 Pandemic in 2020; and, (iv) unrealized gains on the mark-to-market of natural gas derivatives at Aitken Creek. New customer rates and higher transmission revenue at TEP also contributed to the increase. These factors were partially offset by the unfavourable impact of foreign exchange.

The decrease in Common Equity Earnings was driven by: (i) lower earnings in Arizona, due to the reduction in sales as noted above, and lower gains on certain investments that support retirement benefits, partially offset by higher transmission revenue; (ii) the timing of earnings at FortisAlberta, due the reversal of income tax expense in the fourth quarter of 2020; (iii) the operation of regulatory mechanisms at Central Hudson; and, (iv) higher non-recoverable costs at ITC. Lower earnings in Belize and the impact of foreign exchange also unfavourably impacted earnings for the quarter. The decrease in earnings was partially offset by growth in Rate Base, the finalization of Central Hudson's rate application with retroactive application to July 1, 2021, and the favourable impact of mark-to-market accounting at Aitken Creek.

The decrease in basic EPS reflects lower Common Equity Earnings and an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

37	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis

Cash Flows
($ millions)	2021	2020	Variance
Cash and cash equivalents, beginning of period	225	494	(269)
Cash from (used in):
Operating activities	717	700	17
Investing activities	(985)	(1,235)	250
Financing activities	174	308	(134)
Effect of exchange rate changes on cash and cash equivalents	—	(18)	18
Cash and cash equivalents, end of period	131	249	(118)

Operating Activities
Operating Cash Flow increased during the quarter due to: (i) Rate Base growth; (ii) new customer rates at TEP effective January 1, 2021; and, (iii) favourable changes in regulatory deferrals due to the timing of flow-through costs in customer rates. These increases were largely offset by an upfront payment received by FortisAlberta in the fourth quarter of 2020 associated with a long-term energy retailer agreement, and the lower foreign exchange rate in 2021.

Investing Activities
The variance reflects lower capital expenditures in accordance with the Corporation's 2021 Capital Plan.

Financing Activities
See "Cash Flow Summary" on page 17.

SUMMARY OF QUARTERLY RESULTS

		Common
		Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
December 31, 2021	2,583	328	0.69	0.69
September 30, 2021	2,196	295	0.63	0.62
June 30, 2021	2,130	253	0.54	0.54
March 31, 2021	2,539	355	0.76	0.76
December 31, 2020	2,346	331	0.71	0.71
September 30, 2020	2,121	292	0.63	0.63
June 30, 2020	2,077	274	0.59	0.59
March 31, 2020	2,391	312	0.67	0.67

Generally, within each calendar year, quarterly results fluctuate primarily in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the U.S. are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the timing and significance of any regulatory decisions; (iv) changes in the U.S.-to-Canadian dollar exchange rate; (v) any acquisitions and dispositions; (vi) for revenue, the flow through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

December 2021/December 2020
See "Fourth Quarter Results" on page 37.

September 2021/September 2020
Common Equity Earnings and basic EPS were relatively consistent with the same period in 2020. Growth in Common Equity Earnings was tempered by a lower U.S.-to-Canadian dollar exchange rate, unfavourably impacting earnings by $13 million.

38	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Excluding the impact of foreign exchange, Common Equity Earnings increased by $16 million due to: (i) Rate Base growth; (ii) higher sales, largely associated with favourable weather, and the timing of expenditures at FortisAlberta; (iii) continued recovery in the Caribbean from economic conditions experienced in 2020 associated with the COVID-19 Pandemic; and (iv) an adjustment related to the amortization of interest rate swaps at ITC. New customer rates effective January 1, 2021 at TEP also contributed to results. The increase in earnings was partially offset by: (i) lower sales in Arizona due to cooler weather; (ii) realized losses on natural gas contracts at Aitken Creek; and (iii) the delay in Central Hudson's general rate application. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the DRIP.

June 2021/June 2020
Common Equity Earnings decreased by $21 million and basic EPS decreased by $0.05 due primarily to: (i) a lower U.S.-to-Canadian dollar exchange rate, resulting in a $24 million unfavourable variance; and (ii) significant one-time items totalling $14 million recognized in the second quarter of 2020. The significant items included an adjustment to ITC's base ROE, partially offset by the finalization of U.S. tax reform and associated regulations.

Excluding the impact of foreign exchange and the one-time items, Common Equity Earnings increased by $17 million due to: (i) Rate Base growth; (ii) higher earnings in Arizona driven by warmer weather and new customer rates at TEP, partially offset by higher operating expenses; and (iii) higher earnings in the Caribbean, reflecting the continued recovery from economic conditions experienced in 2020 associated with the COVID-19 Pandemic. This growth was partially offset by a lower income tax recovery at Corporate and the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek. The change in basic EPS also reflected an increase in weighted average number of common shares outstanding, largely associated with the DRIP.

March 2021/March 2020
Common Equity Earnings increased by $43 million and basic EPS increased by $0.09, due primarily to Rate Base growth, new customer rates at TEP effective January 1, 2021 and higher hydroelectric production in Belize. The impact of losses on retirement investments and foreign exchange contracts recognized in March 2020 at UNS Energy and Corporate, respectively, also favourably impacted the year-over-year change. The increase was partially offset by higher operating expenses mainly related to planned generation maintenance at UNS Energy and unfavourable foreign exchange. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the DRIP.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions in 2021 or 2020.

Inter-company transactions between non-regulated and regulated entities not eliminated on consolidation include the lease of gas storage capacity and gas sales by Aitken Creek to FortisBC Energy. These transactions did not have a material impact on consolidated earnings, financial position or cash flows.

As at December 31, 2021, accounts receivable included $22 million due from Belize Electricity (2020 - $28 million).

Fortis periodically provides short-term financing, the impacts of which are eliminated on consolidation, to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. In October 2021, Fortis entered into a non-revolving term credit facility with UNS Energy to lend a maximum of US$175 million, maturing December 2022. As at December 31, 2021, inter-segment loans of $126 million were outstanding related to this agreement. Interest charged on inter-segment loans was not material in 2021 and 2020.

MANAGEMENT'S EVALUATION OF CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
DCP are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. As of December 31, 2021, an evaluation was carried out under the supervision of, and with the participation of, the Corporation's management, including the CEO and CFO, of the effectiveness of the Corporation's DCP, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DCP are effective as of December 31, 2021.

39	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Internal Controls over Financial Reporting
ICFR is designed by, or under the supervision of, the Corporation's CEO and CFO and effected by the Corporation's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation's management, including the Corporation's CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2021, the Corporation's ICFR was effective.

During the year ended December 31, 2021, there have been no changes in the Corporation's ICFR that have materially affected, or are reasonably likely to materially affect, the Corporation's ICFR.

OUTLOOK

The Corporation's long-term outlook remains unchanged. Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While uncertainty exists due to the COVID-19 Pandemic, the Corporation does not currently expect it to have a material financial impact in 2022.

Fortis is executing on the transition to a cleaner energy future and is on plan to achieve its corporate-wide target to reduce carbon emissions by 75% by 2035. Upon achieving this target, 99% of the Corporation's assets will be focused on energy delivery and renewable, carbon-free generation.

The Corporation's $20 billion five-year Capital Plan is expected to increase midyear Rate Base from $31.1 billion in 2021 to $41.6 billion by 2026, translating into a five-year CAGR of approximately 6%. Above and beyond the five-year Capital Plan, Fortis continues to pursue additional energy infrastructure opportunities.

Additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy including infrastructure investments associated with MISO's long-range transmission plan; natural gas resiliency investments in pipelines and LNG infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in Rate Base will support earnings and dividend growth. Fortis is targeting average annual dividend growth of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information".

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted average annual dividend growth through 2025; forecast capital expenditures for 2022-2026; the expectation that the COVID-19 Pandemic will not have a material financial impact in 2022 and will not impact the five-year capital plan; forecast Rate Base and Rate Base growth for 2022 through 2026; the expectation that long-term growth in Rate Base will support earnings and dividend growth; the expectation that Fortis is well positioned to capitalize on evolving industry opportunities, including additional investment opportunities beyond the Capital Plan; the 2035 carbon emission reduction target, how that target is expected to be achieved and the projected asset mix upon achieving the target; the expected timing of updates on climate scenario analysis work; the expected timing for achieving new board diversity targets; the expected timing, outcome and impact of regulatory decisions; the expected or potential funding sources for operating expenses, interest costs and capital plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2022; the expected uses of proceeds from debt financings; the targeted capital structure; and the nature and expected timing, benefits and costs of certain capital projects including the Multi-Value Regional Transmission Projects, Transmission Conversion Project, Vail-to-Tortolita Project, Lower Mainland Intermediate Pressure System Upgrade, Okanagan Capacity Upgrade, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project, Tilbury 1B Project, Tilbury LNG Storage Expansion, AMI Project, Wataynikaneyap Transmission Power Project and additional opportunities beyond the capital plan.

40	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: no material impact from the COVID-19 Pandemic; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in this MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2022 include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings at the Corporation's utilities; risks associated with climate change, physical risks and service disruption, including cybersecurity risk; risks related to environmental laws and regulations; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with the competitiveness of natural gas; the impact of pandemics and public health crises, including the COVID-19 Pandemic; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with commodity price volatility and supply of purchased power; and interest rate and foreign exchange risks.

All forward-looking information herein is given as of February 10, 2022. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

41	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
GLOSSARY

2021 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2021

Actual Payout Ratio: dividends per common share divided by basic EPS

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-U.S. GAAP Financial Measures" on page 13

Adjusted Payout Ratio: dividends per common share divided by Adjusted Basic EPS as shown under "Non-U.S. GAAP Financial Measures" on page 13

AESO: Alberta Electric System Operator

AFUDC: allowance for funds used during construction

Aitken Creek: Aitken Creek Gas Storage ULC, a direct 93.8%-owned subsidiary of FortisBC Holdings Inc.

AMI: Advanced Metering Infrastructure

AUC: Alberta Utilities Commission

BCUC: British Columbia Utilities Commission

BECOL: Belize Electric Company Limited, an indirect wholly owned subsidiary of Fortis

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

Board: Board of Directors of the Corporation

CAGR(s): compound average growth rate of a particular item. CAGR = (EV/BV) 1-N -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the 2021 Annual Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-US GAAP Financial Measures" on page 13

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2021) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CEO: Chief Executive Officer of Fortis

CFO: Chief Financial Officer of Fortis

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COS: cost of service

COVID-19 Pandemic: declared by the World Health Organization in March 2020 as a result of a novel coronavirus

CPCN: Certificate of Public Convenience and Necessity

CRMP: Cybersecurity Risk Management Program

DBRS Morningstar: DBRS Limited

DCP: disclosure controls and procedures

DRIP: dividend reinvestment plan

EPS: earnings per common share

ERM: enterprise risk management

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

Four Corners: Four Corners Generating Station, Units 4 and 5

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance.

GCOC: generic cost of capital

GHG: greenhouse gas

GWh: gigawatt hour(s)

ICFR: internal controls over financial reporting

IESO: Independent Electricity System Operator

IRP: Integrated Resource Plan

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

LIBOR: London Interbank Offered Rate

42	FORTIS INC.	DECEMBER 31, 2021

Management Discussion and Analysis
LNG: liquefied natural gas

LRTP: MISO Long Range Transmission Plan

Luna: Luna Energy Facility

kV: kilovolt

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

Material Adverse Effect: a material adverse effect on the Corporation's business, results of operations, financial position or liquidity, on a consolidated basis

May 2020 FERC Decision: a FERC order issued in May 2020, on rehearing of the FERC's November 2019 decision, increasing the base ROE for ITC's MISO Subsidiaries from that determined in November 2019

MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2021

MISO: Midcontinent Independent System Operator, Inc.

Moody's: Moody's Investor Services, Inc.

MW: megawatt(s)

Navajo: Navajo Generating Station

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

OEB: Ontario Energy Board

OPEB: other post-employment benefits

Operating Cash Flow: cash from operating activities

PBR: performance-based rate-setting

PJ: petajoule(s)

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

RNG: renewable natural gas

ROA: rate of return on Rate Base

ROE: rate of return on common equity

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

San Juan: San Juan Generating Station Unit 1

SEDAR: Canadian System for Electronic Document Analysis and Retrieval

Springerville: Springerville Generating Station

Sundt: H. Wilson Sundt Generating Station

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period.

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Waneta Expansion: Waneta Expansion hydroelectric generation facility, in which Fortis held a 51% controlling interest prior to April 2019

Wataynikaneyap Partnership: Wataynikaneyap Power Limited Partnership

43	FORTIS INC.	DECEMBER 31, 2021